TOTAL PAGES - 106

09012676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Ronn Motor Company, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporate or organization)

4305 FM 2147
Horseshoe Bay, Texas 78657
(830) 237-3156
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Ronn Maxwell, President
4305 FM 2147
Horseshoe Bay, Texas 78657
(830) 237-3156
(Name, address, including zip code, and telephone number, including area code, for agent of service)

3711	26-2750424
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I—NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) Directors:

Name: Ronn Maxwell
Address: 4305 FM 2147
Horseshoe Bay, Texas 78657

(b) Officers:

Name: Ronn Maxwell, President and CEO
Address: 4305 FM 2147
Horseshoe Bay, Texas 78657

Name: Damon Kuhn, Chief Operating Officer
Address: 4305 FM 2147
Horseshoe Bay, TX 78657

(c) General Partners:

None.

(d) Record owners of five percent (5%) or more of any class of the issuer's equity securities:

Name: Ronn Maxwell, President and CEO
Address: 4305 FM 2147
Horseshoe Bay, Texas 78657

Name: Adrian Pylypec
Address: c/o Falls Smith LLP
111 Congress Avenue, Suite 400
Austin, TX 76801

(e) Beneficial owners of five percent (5%) or more of any class of the issuer's equity securities:

Name: Ronn Maxwell, President and CEO
Address: 4305 FM 2147
Horseshoe Bay, Texas 78657

Name: Adrian Pylypec
Address: c/o Falls Smith LLP
111 Congress Avenue, Suite 400
Austin, TX 76801

(f) Promoters/ Selling Shareholders

Name:	Ronn Maxwell, President of Ronn Motor Company, Inc.
Address:	4305 FM 2147 Horseshoe Bay, TX 78657
No. of Shares	2,500,000

(g) Affiliates:

Name:	None
Address:	N/A

(h) Counsel to the issuer with respect to the proposed offering:

Name:	Ferguson Davis P.C.
Address:	2500 Dallas Parkway, Suite 260 Plano, Texas 75093
Attention:	Christopher A. Jiongo, Esq.

(i) Underwriters

None.

(j) Underwriter's Directors

None.

(k) Underwriter's Officers

None.

(l) Underwriter's General Partners

None.

(m) Counsel to the Underwriter

None.

ITEM 2. Application of Rule 262

None of the persons identified in Item 1 above are subject to the provisions of Rule 262.

ITEM 3. Affiliate Sales

None.

ITEM 4. Jurisdictions in Which the Securities are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Georgia, Texas, Florida, Connecticut and offshore (China)

All such offerings will be conducted by officers or directors of the issuer via private transactions solely to accredited investors. No additional compensation will be paid for such efforts.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Sales of unregistered securities issued by the issuer or any of its affiliates within one year prior to the filing of this Form 1-A:

(1) The name of such issuer:

Name:	Ronn Motor Company, Inc.
Address:	4305 FM 2147 Horseshoe Bay, Texas 78657

(2) The title and amount of securities issued:

Common Stock – 7,526,000 shares
Preferred Stock - zero shares

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

Common stock – shares were issued for cash, property and services rendered by the recipients of such shares. The value of the services and property was determined by the Board of Directors of the Company. The Board conducted its own evaluation of the value of such property and services and relied, where necessary, upon customary resources to assess and determine the value of any property received. All property and services were delivered or completed, as appropriate, and accepted by the issuer prior to the issuance of any shares in consideration thereof. The following persons received shares of Company common stock in connection with the formation of the Company. The names, address and a brief description of the consideration paid by such persons for the common stock is set forth below:

Name:	Damon Kuhn, Chief Operating Officer
Address:	4305 FM 2147 Horseshoe Bay, Texas 78657
Consideration:	Bonus for employment as COO
Securities:	5,000,000 shares of restricted common stock

Name: Patrick Wilson
Address: 7870 Georgetown Circle
Suwannee, GA 30024
Consideration: Financial and Marketing Consulting Services
Securities: 400,000 shares of common stock

Name: David Wagner
Address: 7870 Georgetown Circle
Suwannee, GA 30024
Consideration: Financial and Marketing Consulting Services
Securities: 200,000 shares of common stock

Name: Shayne Heffernan
Address: 7870 Georgetown Circle
Suwannee, GA 30024
Consideration: Financial and Marketing Consulting Services
Securities: 800,000 shares of common stock

Name: Jack Eversull
Address: 5601 Democracy Drive, Suite 295
Plano, TX 75024
Consideration: Investor and Public Relations Services
Securities: 16,000 shares of restricted common stock

Name: Dan Weikel
Address: 5601 Democracy Drive, Suite 295
Plano, TX 75024
Consideration: Investor and Public Relations Services
Securities: 10,000 shares of restricted common stock

Name: Christopher A. Jiongo
Address: 1223 Nocona Drive
Irving, TX 75063
Consideration: Financial Consulting Services
Securities: 1,000,000 shares of restricted common stock

Only one (1) share of preferred stock is authorized and is issued and outstanding. This preferred share is held by Ronn Maxwell, President and CEO of the Company. It was not issued within the last 12 months. See "DESCRIPTION OF SECURITIES" herein. No warrants, rights or stock options have been issued by the Company, although the Company intends to adopt a stock option plan in the future and issue stock options to officers, directors and consultants in order to compensate them for their services and align their interests with the Company's.

(4) The names and identities of the persons to whom the securities were issued.

See the information provided in Item 5(a)(3) above.

(b) Unregistered Securities by any person who was an officer, director, promoter or principal security holder, provide the info in (a)(1) – (4):

Name:	Damon Kuhn, Chief Operating Officer
Address:	4305 FM 2147 Horseshoe Bay, Texas 78657
Consideration:	Bonus for employment as COO
Securities:	5,000,000 shares of restricted common stock

ITEM 6. Other Present or Proposed Offerings

The issuer in not currently offering or contemplating the issuance of any securities in addition to the securities covered by this Form 1-A. The issuer may, depending on the capital requirements of the Company, engage in additional capital raising activities which may include, among other things, the sale via private placement or public offering of common or preferred stock, warrants or other rights convertible into or exchangeable for, shares of common stock of the issuer; however, no such activities are contemplated for at least six months after the completion of this offering.

ITEM 7. Marketing Arrangements

(a) Describe any arrangement as to persons in Item 1 or any selling security holder :

(1) To limit or restrict the sale of other securities:

Except to the extent shares of the issuer are included in this Form 1-A on behalf of the persons listed in Item I as a "selling shareholder", the officers and directors of the issuer set forth in Item I above is subject to an agreement with the issuer restricting such person's ability to sell shares of the issuer in the open market. Each such officer and director is restricted from selling any shares of the issuer of a period of 180 days unless a proposed sale by any of such persons is specifically approved by resolution of the Board of Directors of the Issuer.

(2) To stabilize the market:

Not Applicable.

(3) Withholding commissions:

No such arrangement or understanding exists to the knowledge of the issuer.

(b) Identify any underwriter that intends to confirm sales to any account of which it has discretionary authority:

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

[Identify any expert named herein that has a material interest in the issuer or any affiliated entities.]

None.

ITEM 9. Use of a Solicitation of Interest Document

There were no publications authorized by Rule 254 used by the issuer, any affiliate, any officer director, promoter, significant or selling shareholder prior to the filing of this Form 1-A

PART II—OFFERING CIRCULAR

RONN MOTOR COMPANY, INC.

4305 FM 2147
Horseshoe Bay, TX 78657
(830) 237-3256

Ronn Motor Company, Inc. (the "Company," or "RMC,") is offering 7,500,000 shares of its common stock, par value $0.001 per share ("Shares"), at the offering price of $0.30 per share. Ronn Maxwell, President, CEO and a member of the Company board of directors ("Selling Shareholder"), is offering 2,500,000 shares of his personal holdings in the Company in this offering. The Shares and the Selling Shareholder's shares will be offered on a best efforts basis by the officers and directors of the Company upon the effectiveness of this Offering Memorandum and will be continuously available until April 30, 2010, unless extended by the Company. All Shares offered by the Company must first be completely sold before any shares of the Selling Shareholder can be sold. Officers and directors will receive no additional remuneration for such efforts. The Shares will constitute 4.3% of the issued and outstanding common stock of the Company after the offering, assuming all Shares are sold.

RMC is focused on actively developing an automotive design and manufacturing business, with a focus on premium, eco-friendly, handcrafted automobiles and component parts, including eco-responsible alternative power systems and "green" (non-hydrocarbon based) lubricants. Ronn Motors' initial project is the "Scorpion HX™," a mid-engine, hydrogen hybrid eco-exotic sports car with 450 to 600 horsepower, yet obtains approximately 40 mpg in fuel efficiency and substantially reduced noxious emissions. RMC intends to develop additional power train solutions which will become more commercially viable as the necessary infrastructure support for hydrogen fuel provisioning and electric power technology becomes more commonplace. These alternative solutions will include hydrogen fuel cells, traditional plug in hybrid automobiles and possibly a fully electric automobile. Using the Scorpion HX™ as a high profile platform will provide a credible and attractive means to present, demonstrate and sell additional technologies into the automotive aftermarket and possibly original equipment manufacturers.

RMC has also developed the H2GO™ Real-Time Hydrogen Injection system, an aftermarket on-demand hydrogen fuel production and injection system that can be used with any internal combustion piston engine to increase gas mileage and substantially reduce noxious emissions. The second is a private label brand of eco-friendly lubricants that will be marketed under the "Ronnzoil Premium Green" label.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. YOU SHOULD CLOSELY READ AND UNDERSTAND THE RISK FACTORS DESCRIBED HEREIN. MANAGEMENT BELIEVES THE RISK FACTORS DESCRIBED HEREIN PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING BUT CAUTIONS EACH INVESTOR THAT SUCH RISKS ARE NOT THE ONLY RISKS THAT ARE OR MAY BE FACED BY THE COMPANY. SEE "RISK FACTORS" HEREIN.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.

	Securities offered	Price to public	Underwriting discounts and commissions	Proceeds to Issuer or other persons
Company	7,500,000	$ 0.30	0	$2,250,000
Selling Shareholder	2,500,000	$ 0.30	0	$ 750,000
Total:	10,000,000	$3,000,000	0	$3,000,000

The date of this Offering Circular is November 30, 2009

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.


RONN
MOTOR COMPANY

THE COMPANY

Ronn Motor Company, Inc. was born in the merger of Ronn Performance Engineering, LLC ("RPE") and Millennium Group Holdings, Inc. ("Millennium"). Millennium originally started out as Concord Financial Corporation, a corporation originally organized under the laws of the State of Nevada, was later organized and domiciled in Delaware by filing a Certificate of Incorporation with the Secretary of State of Delaware on May 12, 1998 ("Concord"). Millennium merged into Concord pursuant to the Certificate of Ownership Merging Millennium Group Holdings, Inc. into Concord Financial Corporation, filed with the Secretary of State of Delaware on May 12, 1998. The name of the surviving entity was "Millennium Group Holdings, Inc.", as confirmed by the filing of the Certificate of Amendment of Certificate of Incorporation with the Secretary of State of Delaware on July 22, 1999.

RPE was organized by filing its Certificate of Incorporation with the Secretary of State of Delaware on December 31, 2007. Millennium entered into an Acquisition and Share Exchange Agreement with RPE (inadvertently misidentified in the Acquisition and Share Exchange Agreement as Ronn Motor Company, Inc.) effective January 25, 2008, by which the parties agreed, among other things, to the following: (i) Millennium would effect a 900:1 reverse split of its common stock, amend its articles of incorporation to increase the authorized share capital of the corporation, and effect a name change to "Ronn Motor Company"; (ii) the parties would exchange each common share of RPE for one common share of Millennium; and (iii) Millennium would assume all debts and obligations of RPE, as of the closing of the Acquisition and Share Exchange Agreement.

Millennium subsequently revived its corporate charter by filing a Certificate for Renewal and Revival of Charter with the Secretary of State of Delaware on February 26, 2008. Millennium effected a 900:1 reverse split with all fractional shares rounded up, and authorized 700,000,000 shares consisting of 699,999,999 shares of common stock with a par value of $0.001, and 1 preferred share with a par value of $0.001, by filing a Certificate of Amendment of Certificate of Incorporation with the Secretary of State of Delaware on February 26, 2008. Millennium changed the name of the corporation to "Ronn Motor Company, Inc." by filing a Certificate of Amendment of Certificate of Incorporation with the Secretary of State of Delaware on February 25, 2008. The one preferred share is issued and outstanding and held by Ronn Maxwell, Founder, President and CEO of the Company.

Ronn Motor Company, Inc. (the "Company," "RMC," "Ronn Motors," "we," "us" or "our") is focused on actively developing an automotive design and manufacturing business, with a focus on premium, eco-friendly, handcrafted automobiles and component parts, including eco-responsible alternative power systems and "green" (non-hydrocarbon based) lubricants. Ronn Motors' initial project is the "Scorpion HX™," a mid-engine, hydrogen hybrid eco-exotic sports car with 450 horsepower (or 600 horsepower) and approximately 40 mpg in fuel efficiency (the "Scorpion"). The goal is to not only to sell many of these hand assembled eco-exotic automobiles, but for the Scorpion to serve as a platform for the design and manufacture of future vehicles, potentially to include hydrogen/electric hybrid, hydrogen fuel, fuel cell, plug-in electric, and other alternative-powered designs. Two immediate mass market products that will be derived from the development of the Scorpion is the development of the H2GO™ Real-Time Hydrogen Injection system ("H2GO"), an aftermarket on-demand hydrogen fuel injection system that can be used with any internal combustion engine. RMC has concluded extended field testing on the H2GO™ system on large long haul diesel engines and, smaller passenger vehicle diesel engines and traditional gasoline automotive engines. See the section entitled "BUSINESS" herein for more information about the Company and its business activities.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus on Form 1-A and other reports we may file with the SEC and news releases disseminated to the investing public (collectively the "Filings") contain or may contain forward looking statements and information that are based upon beliefs of, and information currently available to, us and certain estimates and assumptions made by our management team. When used in this Offering Circular, the words "anticipate", "believe", "estimate", "expect", "future", "intend", "plan" or the negative of these terms and similar expressions as they relate to us or our business identify forward looking statements. Such statements reflect our current view of future events and are subject to various risks, uncertainties, assumptions and other factors (including the risks set forth in the section entitled "Risk Factors") relating to our industry, operations and results of operations and any businesses that we may acquire in the future. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

This Offering Circular should be read in conjunction with the unaudited financial statements and the pro forma financial statements found in the sections entitled "FINANCIAL STATEMENTS." Additional information about RMC can be found at the Company's website: **www.ronnmotors.com**. Investors are caution that none of the information that is contained in the Company's website is incorporated in this Offering Circular and should not relied upon in connection with this offering. Only the information contained in this Offering Circular may be relied upon by investors in connection with this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. The following risk factors and all of the other information in this Form 1-A should be carefully considered and evaluated before making an investment decision. The risks and uncertainties described below are not the only ones we will face. Additional risks and uncertainties that are not presently known to us, or that we currently believe to be immaterial, may also adversely affect our business, operations and financial condition. We will be operating in a market environment that is difficult to predict and involves significant risks and uncertainties, many of which will be beyond our control.

If any of the following risks and uncertainties develops into actual events, our business, financial condition or results of operations could be materially adversely affected. If that happens, the trading prices of our shares of common stock could decline significantly and could result in a complete loss of your investment. Our actual results of operations may differ materially from those anticipated in the forward-looking statements included in this Form 1-A. The risk factors below contain forward-looking statements. See "CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS" above.

General Risks

The Company has a limited operating history.

The Company was formed in December 2007 and was merged into Millennium Group Holdings, Inc., as described above. The Company has been operating for almost two years and has made significant progress on its business plan. RMC has constructed a prototype of the Scorpion HX™, conducted field tests of its H2GO™ aftermarket hydrogen production unit and has secured exclusive rights to distribute a line of green lubricants under the trade name "Ronnzoil Green Lubricants." It is possible that RMC may merge with or acquire other companies and technologies to help grow its business and improve RMC's ability to access the public markets and new sources of capital, although no assurances can be made that we will locate suitable companies or technologies to acquire, or that additional sources of capital will be available at prices, or on terms and conditions acceptable to us, or at all.

We may not attract sufficient capital to fund our growth and may be forced to limit the scope of our operations.

In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the development of new technologies; (iii) the release of new products and services by us and our competitors; (iv) the level of our investment in research and development; (v) the impact of government regulations on our business, products and services; and (vi) amounts spent in connection with acquiring related or complimentary businesses. If we cannot obtain additional capital investments, we may be required to limit our investments in research and development, our marketing efforts, and defer, decrease or eliminate certain planned capital expenditures. Such reductions could materially adversely affect our business and our ability to compete.

Even if we do attract sources of additional capital, we may not be able to reach agreement on the terms and conditions for receiving the additional capital. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing stockholders. In addition, new equity, preferred stock or convertible debt securities issued by us to obtain financing could have rights, preferences and privileges senior to those of our existing stockholders. We also expect to establish an incentive stock award plan for management and employees. If an incentive stock award plan is adopted by our Board of Directors, we expect to grant options to purchase shares of our common stock to our directors, employees and consultants and we will grant additional options in the future. The issuance of shares of our common stock upon the exercise of these options may result in dilution to our stockholders.

We may not be able to recruit, integrate and retain the personnel we need to succeed.

Our success depends upon a number of key management, sales, technical and other critical personnel. The loss of the services of any of our key personnel, or our inability to attract, integrate and retain highly skilled technical, management, sales, manufacturing, logistics and marketing personnel, could result in significant disruption to our operations, including the timeliness of new product introductions, success of product development and sales efforts, quality of customer service, and successful execution of our business strategies. Competition for qualified technical, sales, management and marketing personnel in the automotive and technology industries is intense and we may be unable to successfully attract, integrate and retain such personnel.

We may experience material deficiencies in our internal financial controls.

Although we are not presently subject to Section 404 of the Sarbanes Oxley Act of 2002 ("SOX"), we intend to establish an ongoing program to insure that our internal controls are adequate to meet all SOX requirements and to periodically test and verify that our personnel are following established procedures. We expect that the cost of this program will require us to incur significant expenses and to devote substantial management time and Company resources to insure that we are have adequate internal and financial reporting procedures. It is difficult for us to predict how long it will take or how much it will ultimately cost to complete the assessment of the effectiveness of our internal controls over financial reporting for each year and to remediate any deficiencies. It is possible that we may not be able to complete the assessment and implement any remedial efforts in a timely manner.

Our ability to manage our operations and growth requires us to maintain effective operations, compliance and management controls, as well as our internal control over financial reporting. Our systems and controls may be adversely impacted by an increased rate of growth, the impact of acquisitions, or by merely upgrading or enhancing our computer systems. In addition, differences in existing controls of acquired businesses may result in weaknesses when the internal controls over financial reporting of both companies are combined. As a result, deficiencies and weaknesses in our systems and controls may arise. We may not be able to timely and effectively design and implement effective internal control over financial reporting for combined operations as we integrate acquired businesses in the future.

Risks Relating to our Business

We may experience significant returns or warranty claims, which would damage our brand, increase our costs and impair our ability to achieve profitability.

Currently, the H2GO™ system is not available and only the hydraulic fluid from the planned line of Ronnzoil Green Lubricants is available for purchase by the general public. We have received almost 100 orders for the Scorpion HX™ but only a small number of deposits for the vehicle. We intend to commence production upon completion of this offering and we believe the customers who have placed orders but not yet delivered deposits will promptly provide their deposit once full scale production begins. Our H2GO™ system is in preproduction and full scale production should begin in the before the end of 2009. However, as of the date hereof, we have no meaningful data regarding the performance or maintenance requirements of our products or any basis on which we can estimate warranty costs. Although we do not believe warranty costs will be a significant factor of our overall cost structure, we have no means to verify that assumption at present. If we are subject to significant warranty service requirements or product recalls, potential customers may determine that our products are unreliable and may choose not to purchase them. Further, significant warranty service requirements will result in increased costs to us as a result of the costs of repair or replacement of our products and the costs associated with researching and developing solutions to issues raised by warranty claims. Any significant warranty service requirements or product recalls would increase our costs materially and reduce the value of our brand significantly.

The marketing and sale of our products will be subject to significant competition and most if not all of our competitors are better capitalized and much more experienced than us.

Our super eco-exotic automobiles compete in a segment of the automotive market which is highly competitive in style and price. The principal competitive factors affecting the market for our product include product quality, appearance, design, price and distribution capabilities. We may not be able to compete successfully against current and future competitors based on these and other factors. Most of our current and potential business competitors in the super luxury automotive market have achieved a higher level of brand recognition than us, have longer operating histories than us and significantly greater financial, technical, production, distribution, marketing and other resources than us, and could decide at any time to increase their resource commitments in our planned markets. Our competitors include well known companies such as Jaguar, Porsche, Ferrari, Maseratti, Mercedes and BMW. Although none of competitors offer a product like the Scorpion HX™ with its emphasis on high gas mileage and near zero emissions, it is possible that existing or future business competitors will develop products that would significantly impact our ability to compete in our intended market niche.

We do not currently have a distribution channel for the sales of our vehicle and we may not be able to obtain a good distribution channel in the future.

We intend to market our product line through direct sales and the establishment of independent sales representatives on a national and international basis. We do not have any contractual arrangements with any sales and/or authorized service representatives. The Scorpion HX™ utilizes an Acura TL 3.5 litre "Type S" engine and is designed to utilize related components that can be readily serviced by a large national dealer network and independent repair shops. Our inability to obtain an adequate supply of the desired power plant or contract with such sales and service representatives will have a material adverse impact on the sales of the Scorpion HX™ and possibly future automotive products. Moreover, even if we are able to reach an agreement with an independent sales representative, we can't be sure that it will be on economic terms that are satisfactory to us or that the sales representatives will be able to successfully develop sales of our product and future products.

Our operations may become subject to significant governmental regulations in the future.

One of our product lines is the design and manufacturing of high end, eco-exotic motor vehicles. Automobile manufacturers that build vehicles for sale in the United States are regulated by the U.S. Environmental Protection Agency and the US Department of Transportation which among their regulations include environmental and licensing law requirements. Although we will be a low volume manufacturer that is not governed by the same regulations as mass manufacturers and we utilize components from OEMs and aftermarket suppliers that have been approved by both agencies for use, there can be no assurance that these regulations will not change in the future. Additionally, we may in the future and for undetermined reasons need to use other components that have not yet been approved for use other than racing or that are not intended for use on normal highways and roads.

Our H2GO™ system is not directly subjected to existing governmental regulation but no assurance can be given that future regulations will not include this product within the reach of such regulations. In the opinion of the Company, the H2GO™ product will not void OEM warranties but as of the date hereof, none of the OEM's have affirmatively confirmed the Company's position, nr does the Company expect any such confirmation to be provided. The Ronnzoil line of green lubricants may be subject to various governmental regulations, particularly those relating to environmental protections, even though the lubricants are not hydrocarbon based. RMC intends to comply with all such regulations; however, no assurance can be provided that any accidents or spills involving the lubricants will not bring substantial costs and penalties to the Company under existing or future environmental regulations.

Existing governmental regulations and/or the adoption of new, laws, regulations or policies relating to the environment, safety, emissions and/or fuel economy may have a significant impact on how we do business as well as possible higher costs, cash expenditures, and/or sales restrictions.

We and the automotive industry as a whole are governed by and affected significantly by a substantial number of governmental regulations, which vary by state, region and country. In our primary market, the United States, governmental regulation has arisen primarily out of concern for the environment, vehicle safety and the desire to increase fuel economy. In the future, these government regulatory requirements may also complicate our plans for global product development and expansion and may result in substantial expenses that could be unacceptable to our consumers. Costs may exceed $500,000 for crash tests and the necessary approvals from the department of transportation (DOT) in addition to the cost of any vehicles to be tested. Meeting or exceeding the government mandated safety standards is particularly costly since crashworthiness tends to conflict with weight reduction goals in order to meet emissions and fuel economy standards. Other compliance issues with the Environmental Protection Agency (EPA) are not believed to be costly since our business plans include using EPA tested and approved engines and emissions control equipment that are already in production. Part of our plans in bringing our vehicles into production was to use as many "off the shelf" or approved components thereby reducing or eliminating costs for governmental testing and new approvals. In addition, any new government requirements that must be complied with during a product cycle can be substantially more expensive than accommodating these requirements prior to the design of a new product.

Ronn Maxwell, our Chief Executive Officer, and Damon Kuhn, our Chief Operating Officer, have the power to make all major decisions regarding the Company without the need to get consent from any stockholder or other person. The loss of their services have a sever negative impact on the Company and the execution of its business plans.

Ronn Maxwell owns approximately 67% of the outstanding common and all of the preferred stock and he is our Chief Executive Officer and the Chairman of our Board of Directors. He will continue to own approximately 65% of the Company's common stock and all of the preferred stock after the offering. He, therefore, has the power to appoint and remove directors, to make all major decisions regarding our affairs, including decisions regarding whether or not to issue stock and for what consideration, whether or not to sell all or substantially all of our assets and for what consideration and whether or not to authorize more stock for issuance or otherwise amend our charter or bylaws. He is in a position to elect all of our directors and to dictate all of our policies.

Furthermore, other than Mr. Maxwell and Mr. Kuhn, no other person affiliated with, or employed by, us has the same extensive knowledge of our day to day operations or any industry knowledge regarding our products and markets. We currently have an employment agreement with Mr. Maxwell and Mr. Kuhn. We do not currently maintain key man life insurance coverage on either Mr. Maxwell or Mr. Kuhn, although it is possible such a policy may be obtained in the future. Our future success will depend in significant part on our ability to hire and retain key technical, sales, manufacturing, logistics and senior management personnel. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting and retaining such personnel.

We face risks associated in contracting with government entities.

We may enter into and some of our customers may have contractual relationships with the federal and state governments, agencies and authorities. These agreements are subject to regulatory and other constraints often dictated by federal, state or local laws, and the rules and regulations of applicable regulatory agencies and authorities. The procurement and purchasing processes can be unique to each governmental body and we may be required to tailor are sales efforts to conform to our customers contracting constraints and cycles, procurement processes, contractual requirements and government audits.

Contracting with entities subject to governmental procurement rules and regulations can be a very expensive and time-consuming process. There is often a significant lead time and we may incur significant upfront expenses without any assurance that we will ever enter into a sales contract. Governmental units may at any time change the way they procure new products and services or the way they conduct the contracting process. They may also adopt new rules or regulations governing their procurement processes and may require competitive bidding or use of "open source" products, where available. Demand and payment for our products and services can be impacted by public sector budgetary cycles and funding availability.

Most governmental units have contractual or statutory rights to terminate current contracts for convenience or due to a default. If a contract is cancelled for convenience, which can occur if the market or product needs of the governmental unit changes, we may only be able to collect for products and services that conform with the contract and were actually delivered and accepted prior to cancellation. In addition, if we were to default under an agreement, we may be forced to pay additional amounts to cover any losses, costs or expenses incurred by our governmental customer due to our default including, but not limited to, costs and expenses incurred in procuring alternative products and services.

Government agencies routinely investigate and audit government contractors' administrative processes. They may audit our performance and pricing and review our compliance with the contract requirements and applicable rules and regulations. If an audit finds that we have not meet our contractual obligations, the governmental unit may require us to correct any deficiencies at our expense, refund certain payments, or it may refuse to pay us for outstanding balances related to the noncompliant products and activities. An unfavorable audit could result in increased costs, a reduction of revenue, and may result in civil or criminal liability if the audit uncovers improper or illegal activities, any of which could have a material negative impact upon our ability to continue serving the customer, our standing in the industry, and our ability to secure contracts with other governmental entities.

We may become subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our products currently do no incorporate restricted technologies that are subject to U.S. export controls; however, regulations may be adopted in the future that may subject our products to significant export controls and significantly limit our ability to export our products outside the United States. We may have to incur significant costs in obtaining the required level of export license or an export license exception. In addition, various countries regulate the import of certain products and technologies and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to acquire and service our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from distributing our products throughout their dealer and reseller networks or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import laws and regulations, shifts in approach to the enforcement or scope of existing laws and regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, operating results and financial condition.

We may experience wide fluctuations in our quarterly operating results due to the unpredictability of customer buying patterns.

Currently, we have orders and deposits for several units of the Scorpion super car and we anticipate receiving orders for our H2GO™ and Ronnzoil products but as of date of this offering, we do not maintain any order backlog. Product orders are typically received and filled in the same fiscal quarter. Our revenue in any given year or quarter will be dependent, in significant part, on contracts entered into or orders booked and shipped in that period. As a result, it is possible that we will likely experience fluctuations in our results of operations from quarter to quarter. In addition, fluctuations may be caused by a number of other factors including, but not limited to, a change in our product mix, new or discontinued services, an increase or decrease in our costs and gross margins, the introduction of competitive products by existing or new competitors, and the market's transition to new technologies.

We may not be able to effectively manage our growth, which could result in lost business opportunities.

In order to maximize potential growth in our current and potential future markets, we believe that we must expand our manufacturing, sales and marketing operations. This expansion will place a significant strain on our management team and our operational, accounting and information systems. We expect that we will need to continue to improve our financial controls, operating procedures and management information systems. We will also need to effectively hire, train, motivate and manage our employees. Our failure to properly manage our growth could result in lost business opportunities, disrupt our operations and ultimately prevent us from maximizing our revenues.

There can be no assurance that our growth strategy will be successful.

One of our growth strategies is to grow our business organically by having our internal sales staff sell more of our products and services directly to our customers. Our primary targeted customer for the Scorpion HX™ is the successful individual who appreciates fine automotive design and technologies. Our primarily marketers for the H2GO™ and Ronnzoil products are OEMs, national oil change and lube chains and national retailers. There are many obstacles to entering new markets including, but not limited to, budget cycles, appropriation of funds, political climate generally, and the capital resources available to our existing and potential customers and suppliers. These factors may lengthen sales cycles, increase competition and ultimately delay or prevent sales from ever occurring. We can provide no assurance that we will be able to successfully overcome such obstacles and establish our products in the target or any other markets. If we are unable to successfully implement this organic growth strategy, it may have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition to our organic growth strategy, we also expect to grow through strategic acquisitions. We intend to pursue opportunities to acquire businesses within our industry and that are complementary or related to our current or planned product and service lines. We may not be able to locate suitable acquisition candidates at prices that we consider appropriate, or be able to finance any such acquisitions on terms that are satisfactory to us. If we do identify an appropriate acquisition candidate, we may not be able to negotiate successfully the terms of an acquisition, or, if the acquisition occurs, successfully integrate the acquired business into our existing operations. In addition, we may not be able to obtain any required governmental approvals, consents from the acquired companies' lenders, stockholders and other parties in interest, in order to complete the transaction.

Acquisitions of businesses or other material operations may require debt financing or additional equity financing, resulting in leverage or dilution of ownership. Integration of acquired business operations could disrupt our business by diverting management attention and efforts away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business, cultural and language backgrounds and combining different corporate cultures. We may not be able to retain key employees or customers of an acquired business or realize expected cost efficiencies, synergies or other benefits we anticipated when selecting our acquisition candidates. In addition, we may need to write-down the value of an acquired company's assets and inventories and recognize impairments in the value of any intangible assets, any or all of which could have a material adverse effect on our results of operations and financial condition. It is possible that an acquisition candidate may have liabilities or adverse operating issues that are not disclosed to us or that we fail to discover through the due diligence process prior to completing the acquisition. If our acquisition strategy is unsuccessful, we may not be able to grow our business or maximize our revenues at the rate we anticipate.

We may be unable to develop and release new products or services in a timely and consistent manner.

Our products are being further developed and although we anticipate receiving orders for our products, currently we have only a few orders and deposits for the Scorpion HX™. We expect to be continually developing and perfecting our products to remain competitive. We expect to make substantial investments in our product and software development which will require substantial capital commitments. In addition, we are dependent on third party manufacturers of certain components over whom we can exercise little or no influence or control. Our future success will depend, in large part, on our ability to continue to design and manufacture new, competitive products and to enhance and sustain our existing products. These efforts will require continual investment in order to maintain and grow our market position. We may experience unforeseen problems in the development or performance of our technologies or products. In addition, we may not meet our product development schedules and we may not be able to obtain market acceptance of our new products and solutions.

We may need to license technologies or intellectual properties from others and pay royalties for their use.

We have certain patent applications pending concerning our proprietary technologies which could be granted or denied and if denied, may requires us to significantly modify our product designs and manufacturing. We could be subject to claims that we are using technologies or intellectual property rights owned by others without an appropriate license. If such a claim is brought and found to be accurate, we will have to enter into license agreements with the owners of the technologies and pay royalties to the owners in order to continue using the technologies. In addition, a court could order us to immediately halt all marketing and sales of the infringing products unless and until a mutually agreeable license agreement is entered into. We may not be able to reach agreements regarding the use of the technologies on terms that are acceptable to us.

If our products are found to have infringed upon another's intellectual property rights, we may be forced to redesign, re-engineer or re-brand the product or its packaging and we may be required to indemnify our customers for any damages they suffer. If an infringement claim is brought against us and is successful, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the infringing products our customers use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products and we may be subject to various liabilities to our customers.

We may be unable to adequately protect our own intellectual property.

While we believe that our patent pending technologies and other intellectual properties have significant value, it is uncertain that our intellectual property or any intellectual property acquired or developed by us in the future, will provide meaningful competitive advantages. There can be no assurance that our pending patent applications will be approved, not be challenged, invalidated or circumvented by competitors or that rights granted thereunder will provide meaningful proprietary protection. Moreover, competitors may, without our knowledge or consent, infringe on our patents or successfully avoid them through design innovation. To combat infringement or unauthorized use, we may need to commence litigation, which can be expensive, time-consuming and divert management attention from operating the business. In addition, in an infringement proceeding, a court may decide that a patent or other intellectual property right of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology or other intellectual property right at issue on the grounds that it is non-infringing. Policing unauthorized use of our intellectual property is difficult and expensive and we may not have the resources to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as do the laws of the United States.

We depend upon third parties for certain components and manufacturing services.

We depend on third parties to provide component parts and manufacturing services for our products. The loss of one of our significant third party component providers would require us to find an alternative provider of components or services to provide the needed parts and services. In either case, we would likely suffer significant increased costs and delays in the product release and run a greater risk of increased errors. Any delays in the release of a new product or upgrade to an existing product would cause delays in obtaining and delivering product orders, increased warranty related costs, and could adversely affect our position in the market and our relationships with our existing and potential customers.

There is also risk of insufficient available component parts that are needed to sustain our planned operations. If the component manufacturers are unable to meet our requirements in a timely manner, or if the components delivered do not meet our specifications, or our suppliers become subjected to restrictive or changed rules governing the production and sale of their parts (e.g., engines or transmissions, circuit boards, etc.), it could require substantial and costly modifications to our products and have a substantial negative effect on our operations and financial results. If we are required to modify our products due to any such component part shortages or modifications, we may incur additional unforeseen costs and delays in producing new or modified products, each of which could have a material adverse effect on our results of operations and financial condition.

Our software may have errors that could lead to higher warranty costs or product liability claims.

Our H2GO™ product uses complex software technologies and may contain defects or errors, especially when first introduced or when new versions or enhancements are released. Despite quality control testing, we may not detect and repair all software errors in our new products or product enhancements until after we have commenced commercial shipments. If defects and errors are discovered after commercial release of our new or enhanced products, (i) potential customers may delay purchases, (ii) customers may react negatively, which could reduce future sales, (iii) our reputation in the marketplace may be damaged, (iv) we may have to defend product liability claims, (v) we may be required to indemnify our customers, distributors, original equipment manufacturers or others, (vi) we may incur unexpected service and warranty costs in excess of our reserves; and (vii) we may have to divert additional development resources to correct the defects and errors, which may result in the delay of new product releases or upgrades. If any or all of the foregoing occur, we may lose revenues, incur higher operating expenses and lose market share, any of which could have a material adverse effect upon our results of operations and financial condition.

Our warranty exposure may exceed our reserves for warranty related liabilities.

We typically provide certain warranties for our products against defects in materials and workmanship for varying lengths of time. In anticipation of warranty related expenses, we will establish reserves for the estimated costs associated with product warranties and product failures. However, these reserves may be inadequate due to undetected defects, abnormally high product failure rates, unanticipated component failures, as well as changes in various estimates for material, labor and other costs we may incur to repair or replace projected product failures.

We are subject to various operating and other risks for which we may not have adequate insurance coverage.

Our business involves a variety of operating risks that may result in personal injuries, product liability claims, loss of life, damage to properties and operating losses. Although we carry insurance at levels that we believe are reasonable in light of the potential risks we face, we are not fully insured against all risks. We do not carry business interruption insurance. Claims under any of our insurance policies could be denied by our insurers and if paid, could lead to substantially higher premiums or cancellation of coverage. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on our financial condition and results of operations.

We may not be able to obtain needed permits and approvals or comply with various safety, labor and wage regulations.

We are subject to various governmental regulations including those related to occupational safety and health, labor and wage practices and regulations regarding the performance of certain engineering services. We are also required to obtain and maintain certain permits, approvals and certificates in connection with the design and production of our products. Failure to obtain and maintain these permits, approvals and certificates, or to comply with current or future regulations, could result in the imposition of substantial fines, suspension of production, alteration of our production processes, cessation of operations or other actions, any of which could have a material adversely affect on our business, financial condition and results of operations.

Market Risks

Transactions in our securities are reported on the OTC Pink Sheets. Accordingly, it may be difficult for shareholders to trade the shares you acquire in this offering.

Transactions in our shares are reported on the OTC Pink Sheets. Our shares are not traded on a national securities exchange, such as NASDAQ, the AMEX or NYSE. Although the Company intends to apply for and commence trading on the Over the Counter Bulletin Board (OTCBB) as soon as it qualifies to do so, no assurance can be given that our securities will ever be listed and traded on the OTCBB, or any national securities exchange, or that an active trading market in our securities will ever develop. Consequently, it may prove difficult to liquidate your investment in our securities for an emergency or at any time, and the securities may not be readily acceptable as collateral for loans. Although we may seek to list our securities on a national exchange in an effort to establish a more active trading market for our securities in the future, no assurance can be given as to the timing of this event or whether the market, if established, will be sufficiently liquid to enable an investor to quickly liquidate his investment in our securities.

The application of the "penny stock" rules could adversely affect the market for our stock.

The Securities and Exchange Act of 1934, as amended, requires additional disclosure relating to the market for "penny stocks." A "penny stock" is generally defined to be any equity security not listed on NASDAQ or a national securities exchange that has a market price of less than $5.00 per share, subject to certain exceptions. Among these exceptions are shares issued by companies that have:

- net tangible assets of at least $2 million, if the issuer has been in continuous operation for three years;
- net tangible assets of at least $5 million, if the issuer has been in continuous operation for less than three years; or
- average annual revenue of at least $6 million for each of the last three years and

- any sales commissions or other compensation payable to any broker or dealer, or any other related person, involved in the transaction; send monthly statements to buyers disclosing updated price information for any penny stocks held in their accounts, and these monthly statements must include specified information on the limited market for penny stocks.

We do not currently meet the requirements of these exceptions and, therefore, our shares would be deemed penny stocks for purposes of the Exchange Act if and at any time while our common stock trades below $5.00 per share. In such case, trading in our shares would be regulated pursuant to Rules 15-g-1 through 15-g-6 and 15-g-9 of the Exchange Act. Under these rules, brokers or dealers recommending our shares to prospective buyers would be required, unless an exemption is available, to:

- deliver a lengthy disclosure statement in a form designated by the SEC relating to the penny stock market to any potential buyers, and obtain a written acknowledgement from each buyer that such disclosure statement has been received by the buyer prior to any transaction involving our shares; and
- provide detailed written disclosure to buyers of current price quotations.

In addition, if we are subject to the penny stock rules, all brokers or dealers involved in a transaction in which our shares are sold to any buyer, other than an established customer or "accredited investor," must make a special written determination that our shares would be a suitable investment for the buyer, and the brokers or dealers must receive the buyer's written agreement to purchase our shares, as well as the buyer's written acknowledgement that the suitability determination made by the broker or dealer accurately reflects the buyer's financial situation, investment experience and investment objectives, prior to completing any transaction in our shares.

These Exchange Act rules may limit the ability or willingness of brokers and other market participants to make a market in our shares and may limit the ability of our shareholders to sell in the secondary market, through brokers, dealers or otherwise. We also understand that many brokerage firms will discourage their customers from trading in shares falling within the "penny stock" definition due to the added regulatory and disclosure burdens imposed by these Exchange Act rules.

The SEC from time to time may propose and implement even more stringent regulatory or disclosure requirements on shares not listed on NASDAQ or on a national securities exchange. The adoption of any proposed changes in the future could have an adverse effect on the trading market for our shares.

The liquidity, market price and trading volume of our stock is volatile.

Our common stock is traded on the "Pink Sheets," although it is our intention to be listed and traded on the OTCBB as soon as the Company qualifies. The Pink Sheets is not an exchange but a quotation service and the Company' stock will likely be somewhat illiquid. Shareholders may have difficulty selling our common stock until our common stock is accepted for listing and begins to trade on the OTCBB or another suitable trading market.

There is presently a very limited public market for our common stock, and there is no assurance that a public market for our securities will develop. It is likely that any market that develops for our common stock will be highly volatile and that the trading volume will be limited. The trading price of our common stock could be subject to wide fluctuations in response to quarter-to-quarter variations in our operating results and other events or factors. In addition, the U.S. stock market has from time to time experienced extreme price and volume fluctuations that have affected the market price for many companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our securities.

We do not intend to declare dividends in the foreseeable future.

Our Board of Directors presently intend to retain all of our earnings for the expansion of our business. We therefore do not anticipate the distribution of cash dividends in the foreseeable future. Any future decision of our Board of Directors to pay cash dividends will depend, among other factors, upon our earnings, financial position and cash requirements.

We may experience adverse consequences because of required indemnification of officers and directors.

Provisions of our Bylaws provide that we will indemnify, under certain circumstances, any director and officer from liabilities incurred in such capacity to the fullest extent permitted by Delaware law. The right to indemnification is subject to certain exclusions for illegal or wrongful conduct. We may purchase and maintain an errors and omissions insurance policy on behalf of any such person whether or not we would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by us and prevent any recovery from our officers, directors, agents and employees for losses incurred by us as a result of their actions. In addition, the SEC takes the position that indemnification against liability under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

If securities or industry analysts do not publish research, or publishes inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for shares of our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be adversely affected. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Insiders will continue to have substantial control over us after this offering and will be able to determine corporate matters requiring stockholder approval.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 68.5% of the outstanding shares of our common stock. As a result, these stockholders will be able to determine substantially all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see the section titled "Stock Ownership of Officers and Directors."

USE OF PROCEEDS

In the table below, we have detailed how we intend to use the monies raised from this offering in the furtherance of our business.

	Amount of Net Proceeds	
	at 50%(1)	**at 100%(1)**
Company Proceeds from the Offering	$ 1,500,000	$ 3,000,000
Less: Offering Expenses	$ 25,000	$ 30,000
Net Proceeds from Offering	$ 1,475,000	$ 2,970,000
Use of Net Proceeds:		
Purchase of Equipment and Material (2)	$ 765,000	$ 1,490,250
General Working Capital(3)	$ 373,000	$ 759,750
Amounts Due Selling Shareholder	$ 375,000	$ 750,000
Total Use of Net Proceeds	$ 1,500,000	$ 3,000,000

(1) We intend to utilize the proceeds from this offering in the priority set forth herein whether or not such gross proceeds or a lesser amount are raised. The Company intends to expend about 65% of all funds raised on equipment and materials and the remainder will be allocated to working capital and costs incurred in this offering. No assurances are given that we will sell any shares.

(2) The purchase of equipment and materials relates to parts, components, tooling and related equipment and instruments for the fabrication of our Scorpion HX™ automobiles, and for the component parts and assembly of our H2GO™ product. It also includes payments to the refiner to establish a working relationship and delivery schedule for the Ronnzoil line of green lubricants.

(3) Amounts included in working capital are intended to be used to cover travel and related out-of-pocket expenses, costs of our operations, including legal, accounting, financial services and consulting fees and costs associated with the day-to-day operation of our business including, but not limited to, meeting payroll obligations to our employees. A portion of the gross proceeds raised hereby may be paid to officers, directors and promoters, and their affiliates or associates, for any past due salaries or other compensation due for services rendered, and for their out-of-pocket expenses relating to this offering.

Proceeds from the offering will enable the Company to acquire the tooling, parts, equipment and inventory to commence full operations. Proceeds from a fully subscribed offering will at least take the Company through its first year of production of 50 vehicles, marketing and sales. Management does not anticipate the need to raise additional funds as product sales are expected to generate sufficient cash flows to fund ongoing operations and may also supplement the total use of funds. Although not anticipated, the Company reserves the right to alter is intended use of funds to address any unforeseen contingencies.

None of the proceeds raised hereby will be used to make any loans to our promoters, management or their affiliates or associates of any of our shareholders, nor is it anticipated that any proceeds will be used to retire any existing debt. Further, we may not borrow funds and use the proceeds therefrom to make payments to our promoters, management or their affiliates or associates.

We have not and do not presently intend to impose any limits or other restrictions on the amount or circumstances under which any of such transactions may occur, except that none of our officers, directors or their affiliates (other than the selling shareholder in respect of his personal shares of the Company included in this offering) shall receive any personal financial gain from the proceeds of this offering except for reimbursement of out-of-pocket offering expenses.

CAPITALIZATION

This table represents our capitalization as of October 30, 2009, as adjusted to give effect to this offering:

	Actual	**Offering**	**After Offering**
Stockholders Equity			
Preferred Stock, terms and conditions to be determined by Board Resolution, $0.001			
Authorized - 1 share			
Issued and Outstanding –	1	0	1
Common Stock, $0.001 par value			
Authorized- 699,999,999 shares			
Issued and Outstanding –	230,879,943	10,000,000	240,879,943
After Offering: 240,879,943 shares			
Paid in Capital from Offering			
Additional Paid in Capital	**$725,857**	**$2,250,000**	**$2,975,857**

BUSINESS

The Company

RMC is an automotive design and manufacturing company specializing in the design, development and deployment of "green", eco-friendly alternative energy/power systems to help create and motivate change in the world in a move towards more environmentally conscious, sustainable automotive technologies. These technologies will provide a positive economic and environmental impact to the transportation industry through enhanced performance, improved fuel economy and significantly reduced noxious emissions.

RMC intends to complete its mission through the delivery of these sustainable, eco-friendly technologies across three initial strategic channels:

1. **Green Systems**: RMC's exclusive H2GO™ real-time hydrogen injection system provides trucking fleets, government fleets, automotive dealerships and retail consumers an economical aftermarket solution for significantly improving gas/diesel fuel economy while dramatically reducing noxious hydrocarbon emissions that are harmful to the environment.

2. **Green Automobiles**: RMC's Scorpion HX™ is a leading edge design, environmentally friendly, finely built, premium automobile, balancing eye-catching great looks and high performance and will feature a series of eco-responsible, alternative power systems including hydrogen assist, hydrogen fuel cells, and plug in-electrics. RMC believes that the Scorpion HX™ is the most efficient and effective means to showcase and market the Company's proprietary systems.

3. **Green Products**: RMC will provide a wide range of "green", biodegradable, and eco-friendly, improved performance products, including motor oils, hydraulic fluids and lubricants plus additives that have been designed and intended for the automotive chemicals aftermarket industry. These products will be marketed and sold under the label "Ronnzoil Premium Green". Ronnzoil Premium Green Hydraulic Fluid product to be released in this new product line.

Phase One of RMC's business plan has been completed with the global unveiling of the H2GO™ hydrogen fuel injected Scorpion HX™ hybrid, on November 4, 2008, at the SEMA Expo in Las Vegas in conjunction with the duPont Registry™.

The Scorpion HX™ is a superb handling, extremely quick, handcrafted, eco-friendly, exotic supercar powered by a rear engine, hydrogen fuel injected hybrid. It features the latest in engine technology from Acura, as well as RMC's new and exclusive real-time hydrogen fuel injection delivery system known as the H2GO™ system. The system provides hydrogen in real time, which is injected directly into the engine, without the need for on-board, high pressure hydrogen storage tanks. This alternative supplemental fuel approach allows RMC to increase fuel mileage between 15-35% and reduce hydrocarbon emissions by almost 90%. Overall CO2 reductions will mirror fuel mileage improvements of 15% to 35%. The Scorpion achieves a very impressive 40 mile per gallon highway fuel consumption with nearly zero hydrocarbon emissions.

This automobile has been utilized as an entry into the automotive marketplace to showcase and draw significant attention (as headlines in the Las Vegas Review-Journal exclaimed, "Hybrid powered Scorpion steals the spotlight at SEMA") to RMC's exclusive, proprietary H2GO™ system as well as provide a high profile, credible platform for other emerging technologies, including hydrogen fuel cells and electric plug-in hybrids, as they become viable alternatives in the automotive marketplace.

Business & Market Strategy

RMC's goal is to become the leading designer, developer and manufacturer of "green", eco-friendly, sustainable, alternative energy/power systems in the mobile transportation and stationary commercial marketplace. The Company has devoted nearly two years in its research and development efforts at a cost of over $750,000. Additional research and development and testing will be conducted to improve the Company's existing products but the costs associated therewith are not expected to be material. The majority of the Company's planned R&D efforts will be made in the fully electric or electric hybrid vehicle that the Company intends to manufacture and market to a much wider audience. The Company plans to accomplish these goals by:

* Developing commercial automotive applications for alternative fuel systems;
* Conduct road field trials using the H2GO™ system with known and respected gasoline and diesel fleet owners;
* Establishing strategic relationships with automotive distributors and dealers globally;
* Pursuing selective acquisitions of similar or complementary businesses and licensing smart car technology;
* Expanding product markets through joint-venture, mergers or acquisition;
* Expanding complementary and related product offerings;
* Leveraging the full capabilities of RMC technologies to drive new "green" product development, including stationary energy/power applications such as wind turbine, commercial hydrogen generators and battery technology;
* Insuring effective test bed support for new market technologies, designs and performance measurement;
* Increasing awareness of RMC's brand and the cost/environmental benefits of its technologies;
* Providing a high end, high performance, economical and eco-friendly sports car experience for the customer; and
* Exploring opportunities for strategic partnerships with lease companies and exotic car dealers.

Properties

RMC will soon be moving into a new campus, which will feature a showroom, executive offices and an assembly plant and inventory storage that will be outfitted with state-of-the-art equipment. The City of Marble Falls, TX has recently voted to issue a series of municipal bonds to finance the renovation of a 76,000 square foot building to satisfy RMC's current and anticipated future space requirements. This facility will be leased to RMC at no cost for the first year, with tiered rent to follow for years two and three. The facility should be ready for move-in on or about January 1, 2010. This space will be transitional as the Company works with the city leaders to design and implement its new permanent campus. This facility will provide RMC the space to begin development of its second generation automobile, a hydrogen, electric-plug-in hybrid. As this second automobile moves into the design phase, RMC will pursue government funding such as recently received by both Tesla Motors and Fisker Motors.

Current Products and Opportunities

H2GO™ Real-Time Hydrogen Injection Technology Leadership

In early September 2008, it was announced that RMC's exclusive real-time hydrogen fuel injection system would be available under the H2GO™ brand, providing trucking fleets, government fleets, automotive dealerships and retail consumers an economical aftermarket solution for increasing gas mileage while reducing noxious hydrocarbon emissions. The H2GO™ system coupled with several proprietary systems within the new H2GO™ brand will boost and enhance overall efficiency in automotive fuel burn. Hydrogen and oxygen mixtures are utilized along with post-combustion controls to promote a more complete burn, thereby creating more power and improved gas mileage along with significantly less particulate emissions. The H2GO™ system produces and blends gaseous hydrogen with gasoline or diesel fuel to achieve 15-35% improvements in fuel consumption, while increasing power and decreasing hydrocarbon green house gases by approximately 90%.

H2GO™ can utilize RMC's patented "green" ProCooler™ and will include a proprietary computerized electronic control module (ECM) programmed to regulate and control the flow of hydrogen input into the combustion chamber of the engine. The H2GO™ system is smaller in size than a standard car battery and holds less than a gallon of water, which will produce hydrogen in real time through the electrolysis of water as needed, on-the-go, for approximately 5000 miles – the equivalent of approximately 10 tanks of fuel for most vehicles - before having to be refilled with water.

H2GO™ is adaptable to any internal combustion piston engine vehicle. H2GO™'s patented "green" ProCooler™ component (i) reduces A/C refrigerant usage by 20% to 25%; (ii) generates less drag on the engine, and (iii) increases horsepower by 5% to 7%. The complete system improves combustion by as much as 25%, reduces noxious emissions up to 90% and boosts fuel savings from 15% to 35%. The H2GO™ system actually produces hydrogen in real time as the vehicle is driven down the road.

The H2GO™ system is designed and built to stricter military specifications. The ECM (computerized controller) contains a microchip for programming and, as in military aircraft electronics such as the F-18, it is potted with military spec epoxy (tamper proof) which prevents theft of the proprietary and secret electronic components inside. The ECM is also protected against failure resulting from vibration, fire, dirt and can even be run under water. RMC has solved the issues of over-heating and "over-amping" that has been plaguing competitive systems so that the H2GO™ system is poised to make a major impact on the "green" alternative energy/power marketplace.

Research, development and testing on the H2GO™ system has taken about one year at a cost or approximately $450,000 and is now completed. RMC and in conjunction with SCS/Frigette, is designing the final retail packaging specifications in preparation for its manufacturing, distribution and sales.

The H2GO™ system is the first complete package in a series of "green", sustainable technologies that RMC is building for the future. It is a "bridge" solution which can be implemented economically on any internal combustion engine and it can be implemented today. H2GO™ provides an immediate solution for the global transportation industry in its quest to greatly reduce greenhouse gas emissions. In an era of higher gasoline prices, the H2GO™ technology will provide fleet owners, long haul truckers and even consumers with an immediate and substantial fuel cost savings.

H2GO™ was designed, developed and tested on Ronn Motor Company's own finely built, eco-exotic supercar, the Scorpion HX™, as an effective means to deliver, market and showcase the H2GO™ system, as well as other proven technologies. H2GO™ is designed to be easily and quickly be installed on any vehicle, from the largest turbo diesel powered truck to the typical gasoline powered family vehicle and high performance sports cars. H2GO™ creates hydrogen as a vehicle is driven on the road and does not use any on-board high pressure hydrogen storage tank.

Market Opportunity for H2GO™ System

At present, there are more than 250,000,000 registered vehicles on American roads alone, including over-the-road fleet trucks and RV's. In addition, prop aircraft and watercraft would benefit greatly from the use of the technology. This presents a very lucrative and immediate after-market opportunity for Ronn Motors and one that is being vigorously pursued. Installing the H2GO™ system in only one-half of one percent (0.005%) of American cars and trucks on the roads today would result in sales of 1,250,000 units, and we will be able to meet that demand beginning in the 4th quarter of 2009. Extensive use of the H2GO™ system would reduce worldwide fossil fuel consumption by millions of barrels each year, providing savings to businesses and consumers, as well as reducing US dependence on foreign oil.

Patents are being applied for to protect the essential, proprietary, "intellectual property" components that allow RMC's H2GO™ system to deliver on the promise of better engine performance, improved mileage and significantly reduced emissions.

In an era of high gasoline prices, the H2GO™ technology will provide consumers with immediate, substantial fuel cost savings. Based on H2GO™'s estimated $1,200 (installed) retail price for a typical automobile, it is expected that H2GO™ will pay for itself within 50 gasoline tank fill-ups. Based on H2GO™'s approximate $4,500 dollars (installed) price for a commercial big-rig truck, it is expected that H2GO™ will provide its user an return on investment in less than 6 weeks.

Next Generation Hydrogen/Electric Plug-in Hybrid

RMC's ongoing mission is to deliver real world, cost effective, alternative energy/power technologies is committed to staying on the leading edge of eco-friendly automotive technologies. RMC's H2GO™ assisted Acura power plant delivers on the mission by providing significant improvements in reducing fuel consumption and at the same time greatly improves emissions control. This mild hybrid real-time hydrogen injection system will allow RMC to easily meet and exceed the President's mandate of 35 mpg by 2010, today, with nearly zero hydrocarbon emissions. This mandate will be greatly exceeded with the future delivery of a Plug-in Hydrogen/Electric Hybrid.

The Scorpion HX's™ race breed chassis was designed to be easily converted to various power-plants and drive systems to showcase new technologies as they are developed and deployed by RMC. Use of this flexible chassis will effectively reduce research, development and redesign costs allowing RMC to produce and deliver other "green" alternative power technologies to the market in a much shorter time frame.

Going forward, the Company will begin working on other solutions which will become more applicable as the hydrogen fuel provisioning, electric power technology and necessary support infrastructure become more viable. These alternative solutions will include hydrogen fuel cells, more traditional plug in hybrid automobiles and possibly a fully electric automobile. Once again, using the Scorpion HX™ as a high profile platform will provide the credibility to present, demonstrate and sell additional RMC technologies into the automotive aftermarket and possibly even Original Equipment levels of vehicle manufacturing.

Distribution and Sales of the H2GO™ System

Ronn Maxwell (Founder/CEO Ronn Motors) has a 20 plus year relationship with SCS/Frigette President, Robert Kreymer, as well as Phillip Kreymer, SCS/Frigette's Director of Marketing.

RMC and SCS/Frigette have signed an agreement for the manufacturing, distribution and sale of the H2GO™ system. SCS/Frigette is recognized as a leader in the automotive industry and is the largest aftermarket supplier of automotive air conditioning systems and parts, including many OEM vehicle manufacturers such as General Motors, Ford, Honda, Isuzu, Jaguar, Mazda, Nissan and Subaru. SCS/Frigette has been awarded the coveted "Q1 Supplier Award" by Ford Motor Company and the "First Team Supplier Award" by Nissan Motors of America. SCS/Frigette also supplies products to thirty nine (39) OEM recreational vehicle manufacturers.

To ensure top quality products at competitive costs, SCS/Frigette has several sub support companies that specialize in metal fabrication, electronics, circuit board supply and vacuum formed plastics that align nicely with RMC's needs for the H2GO™ system. SCS/Frigette has more than 300,000 locations across the USA that have been using components for many years, either directly or indirectly manufactured and distributed through SCS/Frigette's nine regional distribution centers. This distribution network will immediately provide the H2GO™ system a fully developed national footprint with both installation and very important local maintenance & support facilities.

The agreement with SCS/Frigette, along with the proof of concept and credibility provided by the Scorpion HX™ platform, ensures RMC's H2GO™ system a major competitive edge in the eco-friendly, alternative energy/power automotive marketplace. No competitor has such a vehicle and SCS/Frigette will provide RMC a well established, nationwide, ready made distribution and support network.

International Distribution and Sales

As well as the US marketplace, China and India have become a principal focus for marketing, distribution and sales of RMC technologies, initially the H2GO™ system. China, with approximately 170,000,000 vehicles on the road has gone from virtually no auto industry a decade ago to annual sales of more than 10 million vehicles, with expectations that it will capture the No. 1 spot from the U.S. no later than 2020. India's car market has emerged as one of the fastest growing in the world. With an annual production of approximately 2 million vehicles, the number of cars sold domestically is projected to double by 2010, and domestic production is skyrocketing as foreign makers are setting up their own production plants in India. The government's 10-year plan aims to create a $145 billion auto industry by 2016.

Within both China and India, vehicles are now the single largest contributor to pollution, inflicting a terrible toll on the environment. This problem is only expected to increase exponentially as the dramatic increase in vehicle sales and use continues within these countries. Fuel economy and emissions are among the two largest problems facing Chinese bus and automobile makers today. Extensive installation and use of RMC's H2GO™ system would provide a positive economic and environmental impact to both India and China.

In China, buses are the main form of transportation, as mandated by the government, as well they are the largest fuel consumers and the largest polluters. Ronn Maxwell has an ongoing relationship (through a recent successful consulting project) with Jim Chu, CEO/owner of Zhonda, the third largest bus manufacturer in China. Mr. Maxwell is currently negotiating an agreement with Jim Chu to enter the Chinese market through installation of the H2GO™ system on Zhonda buses at the OEM level.

SCS/Frigette will provide RMC's H2GO™ system a global presence with established relationships and distribution facilities worldwide. In China, SCS/Frigette is conducting negotiations with companies including Ningbo Paerma Heavy Industries, Zhejiang Dayuan, Net Motors Mfg and Kingtec Tech (Heyuan) Co. In India, negotiations are in progress with companies such as Indus Theco and Indus International, sub-contractors to automotive manufacturers including Tata Motors and John Deere. RMC plans on leveraging and expanding these relationships to distribute, sell and install the H2GO™ systems within the automotive OEM and aftermarkets.

SEMA Exposure Gains Immediate Worldwide Attention for H2GO™

In July, the Scorpion HX™ was awarded the Publishers Choice Award by the duPont REGISTRY™. The award committee noted that "The H2GO™ powered Scorpion HX™ provides environmentally conscious consumers with a car that has the standout design and performance of an exotic car, but keeps carbon footprints at a minimum." The H2GO™ powered Scorpion HX™ was globally unveiled and on display at the duPont REGISTRY™ booth during the SEMA Expo in Las Vegas in early November 2008.

As a result of H2GO™ system's global exposure at SEMA, both SCS/Frigette and RMC continue to receive numerous calls from automotive dealers, distributors and even some country governments worldwide including India, China, Canada, South Africa, Chile, Costa Rica and others, all requesting details, status and delivery information of RMC's H2GO™ system.

Biodegradable, Non-Petroleum Based Oils & Lubricants Market

In April 2009, RMC signed an agreement for the marketing and sale of a wide range of "green", biodegradable, eco-friendly, improved performance lubricant products that include motor oils, functional fluids and additives designed and intended for the automotive chemicals aftermarket industry. According the Freedonia Group, in the US alone this was a $12 billion market in 2007. The Ronnzoil Premium Green label includes automotive motor oils & lubricants that are made with renewable, American developed animal fats. It takes only one barrel of animal fat to produce one barrel of our oil, whereas it takes three times as many barrels of crude oil to make one barrel of motor oil.

RMC products will be marketed and sold under the label "Ronnzoil Premium Green". Our partnership with SCS/Frigette provides an ideal distribution network for Ronnzoil Premium Green. With more than 300,000 potential retail outlets already using SCS/Frigette products, RMC expects to provide the automotive public with a ready-made, existing customer base green, bio-degradable, eco-friendly alternative oils & lubricants. Since these products are not derived from hydrocarbon sources, the Company will not be subject to the same restrictions and regulations as a "tradional" lubricant manufacturer, giving the Company a competitive edge in the related cost savings.

To create Ronnzoil Premium Green oils and lubricants, waste animal fat, which is a renewable, biodegradable resource, is purchased from the rendering industry. This waste fat provides an ideal base as the saturated fats in animal products have molecular single-bond carbon chains similar to that of standard petroleum-based oils. By making use of existing nanotechnology, our process is able to successfully substitute fats for petroleum distillates to make the base oils.

There are enough beef cattle processed in U.S. slaughterhouses each day to easily supply the entire U.S. automotive motor oil needs. The most unique aspect of Ronnzoil Premium Green products is that they are non-toxic to both humans and the environment, as they are made from animal fat bi-products from the meat industry. RMC's oils are biodegradable. Once its lubricating life is over, you could literally spread this oil on the grass and, over a period of time, the grass will come back greener than ever. Ronnzoil Premium Green motor oils will not harm the environment.

Industry analysts project the demand for bio-based lubricants to advance 8.9 percent per year to 23 million gallons in 2012, or roughly 11 percent of the $2.4 billion lubricant market in the United States. Increased efforts by federal and state government to promote bio-based products, through the use of procurement preferences and tax incentives, will help to drive gains. Analysts also predict average synthetic hydraulic oil pricing to increase from approximately $9.90 per gallon in 2008 to $11.50 per gallon in 2012. That increase, the many incentives already in place by all levels of government promoting environmental consciousness and implementation, the many corporate initiatives to go "green", along with the massive distribution network already in place of our global distribution partner, Frigette Energy Systems, should provide RMC with another potentially lucrative revenue stream.

Additional Ronn Motors Opportunities/Relationships

RMC has negotiated and signed a Letter of Intent with Shekinah Energy Development, Inc. of McKinney, TX ("Shekinah"), an energy development company. One of the large byproducts of their production process is saltwater, an ideal base for the production of commercial quantities of hydrogen. RMC and Shekinah are beginning a Joint Venture program to develop their hydrogen venture through a technology exchange program. Ronn Maxwell will become a board member to help direct Shekinah's future development of their hydrogen resources as America, India, China, Russia and Europe implement their hydrogen infrastructure. RMC believes that the relationship with Shekinah will help promote hydrogen technology and hydrogen gas around the world in this new growth market.

In 2009, the Company's Scorpion HX™ was invited to the steps of the capital building in Sacramento, CA, at the request of Governor Arnold Swartzenneger. The Scorpion HX™ has been on display at the Indy Car Races in Indianapolis, IN and Sonoma, CA and at the invitation of Prince Albert, has participated in the world's most exclusive auto show in Monaco. Talks are under way for Scorpion HX™ to be the pace car at next year's Petit Lemans 12 hour endurance race in Atlanta. For the upcoming year, RMC plans to showcase the H2GO™ system to gain global attention by participating with the Scorpion HX™ in national and international auto shows in Detroit, New York, Geneva, Abu Dhabi and other major cities worldwide.

The Company's H2GO™ system offers an immediate solution for the global transportation industry in its quest to greatly reduce greenhouse gas emissions. With long term high oil prices now a reality, RMC's H2GO™ solution has the potential to rapidly gather market share and quickly report double-to-triple digits growth in sales. Over the long term, RMC plans to maintain a significant growth in revenue due to increased acceptance of its H2GO™ system, the planned rollout of Hydrogen/Electric Plug-in Hybrid in 2011 and future deployment of other planned sustainable "green" technologies.

With the development and testing of the H2GO™ system completed, the agreement with SCS/Frigette for manufacturing, warehousing and worldwide distribution in place, the agreement for marketing and promotions in place with I Drive Green, the eco-friendly automotive marketplace sponsored on ebay, RMC is now delivering on Phase 1 of its mission to provide "green", eco-friendly, sustainable, alternative energy/power technologies to the automotive marketplace.

Employees

The Company currently has 8 full time employees and utilizes contract labor and technical expertise when necessary. None of our employees are governed by a collective bargaining agreement. The Company's relationship with its employees is good.

OFFERING PRICE FACTORS

The offering price for the common stock has been arbitrarily determined by the Company. There is no minimum subscription and the maximum subscription is 10,000,000 shares of which 2,500,000 shares are being made available by the selling shareholder. The Company currently has trades in its shares reported on what is customarily known as the "pink sheets" and/ or on the National Quotation Bureau's Over-The-Counter Electronic Bulletin Board. The Company intends to become a fully reporting company under SEC rules and to have its stock listed and traded on the OTCBB; however, there can be no assurance that a regular trading market will develop for the shares after this offering or that, if developed, any such market will be sustained. Any market for the shares which may result will likely be less well developed than if the shares were traded on NASDAQ or on a national securities exchange. See "RISK FACTORS " herein.

DESCRIPTION OF SECURITIES

General

The following description of our capital stock and provisions of our Certificate of Incorporation and Bylaws are summaries and are qualified by reference to the Certificate of Incorporation and the Bylaws that will be in effect upon completion of this offering. Copies of these documents can be obtained from the Company at no charge upon submission of written request submitted to the Company at its principle business offices in Irving, Texas. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of October 30, 2009, there were 230,879,943 shares of common stock outstanding, held of record by approximately 278 stockholders.

In its Certificate of Incorporation, the Company has 699,999,999 shares of common stock, par value $0.001 per share, authorized to be issued at the discretion of the Board of Directors. Upon completion of the offering, there will be 240,879,943 shares of the Company's common stock issued and outstanding. The shares offered pursuant to this Offering Circular comprise about 4.3% of the Company's total issued and outstanding shares. Although the Company has no current plans or intention to issue any additional shares of its common stock, there can be no assurance that the Company will not issue any shares of common stock or other securities that are convertible into or exchangeable for shares of its common stock due to the future capital needs of the Company or in the event an appropriate acquisition candidate becomes available.

The holders of shares of our common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our Board of Directors out of funds legally available therefor, subject to any preferential dividend or other rights of any then outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any then outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

In its Certificate of Incorporation, the Company is authorized to issue 1 share of preferred stock. Currently, this share of preferred stock is issued to and held by Ronn Maxwell, Chairman and CEO of the Company. Pursuant to the Certificate of Designations of Class A Convertible Preferred Stock filed with the Delaware Secretary of State on February 26, 2008, the voting power of the one Class A preferred share is equivalent to not less than fifty-one percent (51%) of all common stock votes. The Class A preferred stock is superior to the Company's common stock in the event of dissolution or liquidation of the Company and possesses a liquidation preference of $1.00 per share. The holder of the Class A preferred stock can elect to convert the preferred stock into four (4) common shares at any time and upon the occurrence of a change in control of the Company, an initial or secondary public offering and certain other specified events. Although the Company has no current plans or intention to authorize or issue any additional preferred stock, there can be no assurance that the Company will not issue any additional shares of preferred stock due to the future capital needs of the Company or in the event an appropriate acquisition candidate becomes available and the issuance of preferred stock is required to raise capital or in exchange for the securities of any potential acquisition candidate.

Options and Warrants

There are no warrants or options issued or outstanding as of the date hereof. The Company may sell one or more types of warrants or rights, which are contracts to purchase shares of Company common stock at a predetermined price. Any warrant or rights holder, upon satisfaction of the terms and conditions contained in the warrant or rights agreement, may elect to exercise their right under the warrant or rights agreement to acquire shares of Company common stock.

Registration Rights

We may enter into certain agreements with the purchasers of our preferred stock and/or warrants under which such holders will have the right to require us to register these shares under the Securities Act under specific circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. These registration rights can take the form of demand or incidental (otherwise known as "piggy back") rights.

Under demand registration rights, holders of a predetermined percentage of shares possessing registration rights may demand that we register under the Securities Act all or portion of their shares. This right may also require that the shares to be registered meet a predetermined minimum aggregate offering price based on the public market price of shares of our common stock. Typically, there is a set limit as to the number of registrations that can be demanded during a given period of time and any registration that will be underwritten will be subject to any restrictions that may be imposed by the underwriter.

We will likely be required to pay all registration and underwriting expenses and indemnify each participating holder with respect to the disclosures made in any registration statement filed with the SEC or other report incorporated by reference into any registration statement.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

Our board of directors presently intends to retain all of our earnings for the expansion of our business. We therefore do not anticipate the distribution of cash dividends in the foreseeable future. Any future decision of our board of directors to pay cash dividends will depend, among other factors, upon our earnings, financial position and cash requirements. You should anticipate that no dividends will be paid to stockholders for the foreseeable future.

There are no current plans to distribute any funds or property to stockholders or to redeem any securities held by any holders of the Company's securities.

PLAN OF DISTRIBUTION

The Company does not intend to utilize the services of any underwriter, broker, dealer, finder or other selling agent in connection with the sale of the Company's securities hereunder. The Company's officers and directors will be the only persons authorized to market and sell its securities. None of the Company's officers or directors will be compensated for their efforts; however, reasonable out of pocket costs and expenses incurred in connection with such efforts will be reimbursed to such officers and directors from the proceeds of the offering. The shares will be offered and sold on a "best efforts" basis at $0.30 per share until all shares are sold or until the offering is terminated or April 30, 2010, unless extended by the Company. There is no minimum number of shares that must be sold and there will be no return of subscription proceeds in the event less than all the shares offered are not sold before the offering is terminated.

The offering price for the common stock has been arbitrarily determined by the Company. There is no minimum subscription and the maximum subscription is 10,000,000 shares. The Company is offering 7,500,000 shares and the selling shareholder, Ronn Maxwell, President and CEO of the Company, is offering 2,500,000 shares. Mr. Maxwell currently owns approximately 67% of the Company's common stock and will continue to own approximately 65% of the Company's common stock ofer the offering, assuming all shares are sold. Prior to this offering, there has been no public market for the shares and there can be no assurance that a regular trading market will develop for the shares after this offering or that, if developed, any such market will be sustained. The Company currently has trades in its shares reported on what is customarily known as the "pink sheets" and/ or on the National Quotation Bureau's Over-The-Counter Electronic Bulletin Board (the "Bulletin Board"). Any market for the shares which may result will likely be less well developed than if the shares were traded on NASDAQ or on a national securities exchange. See "RISK FACTORS" and "THE OFFERING" herein.

Authorized and
Outstanding Shares

	Authorized Shares	Shares Outstanding Before Offering	Shares Offered	Shares Outstanding After Offering
Common Stock	699,999,999	230,879,943	7,500,000	240,879,943
Preferred Stock	1	1	0	1
Selling Shareholder		154,185,953	2,500,000	157,685,953
Totals	700,000,000	230,879,944	10,000,000	240,879,944

OFFICERS AND KEY PERSONNEL OF THE COMPANY

Ronn Maxwell, 60, President, CEO and Director

For the past 40 years, Ronn Maxwell has dedicated his professional career to every aspect of the automobile: from building, construction, fabrication, racing, painting, restorations, and sales. Having owned several high end automotive shops, Ronn is a multi-talented, energetic entrepreneur with experience and vision. Ronn has the operational and interpersonal skills required to manage the complex tasks that transform dreams into reality.

In Q1 and Q2 of 2007, Ronn went to China and worked as a consultant and director of engineering/manufacturing with an American firm. This joint venture with Zhonda Buses and Industrial Group was tasked to build and design a new bus manufacturing facility with production at a maximum of 5000 buses per year. The job included training Zonda engineers on how to improve the quality and manufacturing process for their buses. Additionally, Ronn designed a custom air conditioning system for Zhonda that improved efficiency while greatly lowering costs.

In 2005, using the his patented air conditioning technology that was launched into the automotive market 1994, Ron designed and built a complete replacement air conditioning system for Porsche 911's. He formed the company Rennaire LLC, to market these components and systems. Sales are expected to double again this year and are now the standard for Porsche A/C systems. Some of his career highlights include:

- Working with shops in Dallas, Austin, Houston and Phoenix, Ronn restored high end and very rare Porsche's, Ferrari's and Lamborghini's. These cars ranged in price upwards of $1 Million.

- Moved the "ProCooler" technology to the next level by designing and manufacturing a complete air-conditioning system for pre 1989 Porsche 911's incorporating the ProCooler into the design.

- Negotiated with an investor and Chrysler Corporation to test the ProCooler in their climate-controlled wind tunnels in Auburn, Indiana.

- Created a company to manufacture, market and distribute the patented ProCooler, an innovative air conditioning device with a wide range of applications.

- Negotiated the initial start-up funding and acquisition of operating capital of $1,000,000.

- Negotiated a joint venture with Russian nationals to export cars to Russia and coordinated preparation, sea and land shipping, export, and delivery arrangements. Acquired, refurbished, and resold up to 300 cars each month.

- Establish and continue a 25 year relationship with Amos Minters Thunderbirds, who manufactures 125-150 restored 1955-1957 Ford Thunderbirds per year.

- Set the worlds record for most expensive 1956 Thunderbird ever sold at the Barrett-Jackson Classic Auto Auction at that time in Scottsdale, Arizona in 2002 - $109,000 dollars

- Who's Who of American Inventors 1998/1999.

- Founded and managed seven companies.

Damon Kuhn, 50, Vice President and Chief Operating Officer

Damon and his partner opened and are operating Diamondback Engines, a Mopar specific race engine shop. Engines from this shop have been shipped worldwide and are powering some of the fastest cars in their class. Crate engines as well as custom customer specific engines are built and sold directly, through the Internet and magazine ads. Damon has not only fabricated his own record setting race cars, but has owned and operated his own race car fabrication facility in Dallas, Texas.

His last manufacturing position was COO in 2003-2005 at Phillips Industries, in Dallas, Texas. Phillips Industries is the world's largest manufacturer of OEM wiring harnesses for the commercial trucking Industry. While there, Damon was instrumental in taking them to 12 consecutive best months in business.

Damon, at age 15, declined to accept a scholarship at a major university to serve his country, earning a degree in Mechanical Engineering at various colleges while serving in the Army. After 2 tours, he spent time as a sales manager before moving to various manufacturing concerns, gaining knowledge as a Chief Operations Manager and turn around specialist. Highlights of Damon's career include:

- Increased profit margins at Kirby by 200% - 400% in four locations while opening three new locations, as regional sales director.
- Reduced production costs at Manheim, a very high end custom handmade furniture manufacturer, lowering the gross sales break even point from $250,000 to $165,000 (monthly) in the first year.
- At Mid-West Manufacturing as COO, job set-up times were reduced 75%, product costs were reduced by a weighted average 18% and sales dollars per labor hours were increase by 22%.
- Start-to-finish team member for ISO 9001 compliance at Mid-West Manufacturing.
- Took US Coil, an aftermarket automotive coil spring manufacturer of stock to racing and off road spring applications from a start up to $1.7 million in revenue in two years as the COO.
- Beta Test Team member for AutoCAD and Microsoft companies, proficient in computer programming.
- Introduced new computer systems and developed an award winning website for Manhiem Manufacturing.
- Holds patents on valve train replacement for internal combustion engines.
- Experienced in all aspect of hardware installation, troubleshooting and repair.
- Started the Kuhn Design Group, an *ad hoc* voluntary international architectural design association.

DIRECTORS OF THE COMPANY

Directors of the Company are nominated and elected by shareholders at each annual meeting of shareholders of the Company.

Ronn Maxwell, Chairman
4305 FM 2711
Horseshoe Bay, Texas 78657
Telephone No. (830) 237-3156
Prior Experience: See information provided in "OFFICERS AND KEY PERSONNEL OF THE COMPANY" above.

Shortly after the completion of this offering and in conjunction with the Company's desire to be listed and trading on the OTCBB, RMC will bring on additional directors, including several non-executive directors, in an effort to bolster the management, financial and technical expertise available to the Company.

None of the officers or members of the Board of Directors, nor any entity in which such officers or members of the Board of Directors serve as a general partner, managing member or executive officer, are or have been in the last 5 years a party to any legal proceeding, including any federal or state bankruptcy or insolvency law, or any federal or state criminal proceeding.

Limitation of Liability and Indemnification of Officers and Directors

Our restated certificate of incorporation limits the personal liability of officers and directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our restated certificate of incorporation also provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

- for any breach of their duty of loyalty to us or our stockholders;
- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- for voting or assenting to unlawful payments of dividends or other distributions; or
- for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

PRINCIPAL STOCKHOLDERS

	Class of Shares	Shares Now Held	Before Offering	Securities Sold	After Offering
Ronn Maxwell, President & CEO 4305 FM 2711 Horseshoe Bay, Texas 78657	Common	154,185,953	66.8%	2,500,000	157,685,953 (63%)
Adrian Pylypec* c/o Falls Smith, LLP 111 Congress Avenue, Suite 400 Austin, TX 76801	Common	39,000,000	16.9%	0	39,000,000 (16.2%)

* Beneficially owned individually, as joint tenant with his spouse, and as trustee for certain revocable trusts established for his children. Believed to be accurate as of the date of this Offering Circular.

Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 160,185,953 shares (or 69.4% of total outstanding)

After offering: 158,185,953 shares (or 68.5 % of total outstanding)

As of the date of this Offering Circular, there are no options, warrants or other securities (debt or equity) issued or outstanding that are convertible into or exchangeable for any equity interest in the Company.

EXECUTIVE COMPENSATION

	2008		2009*	
	Cash	Other	Cash	Other
Chief Executive Officer:*	$140,000	$ 0	$105,000	$ 0
Chief Operating Officer:*	$125,000	$ 0	$ 85,000	$ 0
Vice President – Marketing and Business Development**	$120,000	$ 0	$ 0	$ 0
TOTAL:	$385,000	$ 0	$190,000	$ 0
Directors as a group (one person)	$ 0	$ 0	$ 0	$ 0

* As of the date of this Offering Circular. The Company currently owes these officers three months of salary, which has been voluntarily deferred to assist the Company's cash flows.

** Adrian Pylypec separated from the Company on or about October 1, 2008, and had deferred his cash compensation for the entire year to assist the Company's cash flows. The Company has agreed to pay Mr. Pylypec all amounts past due no later than October 30, 2010.

None of the members of the board of directors are compensated for their service as a director of the Company; however, the directors are reimbursed for their reasonable out of pocket costs and expenses incurred in fulfilling their duties.

Stock Option Plans

The Company intends to adopt and implement a stock option plan designed to incent management, employees and consultants and align their respective interests with that of the Company. These options will be exercisable pursuant to the stated terms and conditions as set forth in the applicable option agreement and upon exercise, the option holder will be entitled to receive the designated number of shares of Company common stock.

LITIGATION

The Company is not subject to any litigation as of the date of this Offering Circular.

FEDERAL TAX ASPECTS

The Company is not providing any tax or financial advice or recommendations, or any representations or warranties, to shareholders or prospective purchasers of its shares. All shareholders and prospective purchasers of the Company's securities must consult with their own legal, tax and financial advisers as to the federal, state and other income tax ramifications of an investment in the Company's securities.

INTERESTED TRANSACTIONS

Adrian Pylypec, a former officer of the Company, owns the building currently housing the Company and its operations. The Company's lease is currently on a month-to-month basis and the Company expects to terminate this lease as of December 31, 2009, as the Company transitions into its new facility provided by the City of Marble Falls, TX during the month of December 2009. The terms and conditions of the Company's lease with Mr. Pylypec, included the rents paid, are substantially similar to lease terms and rents for similar buildings in the area that would be negotiated on an arm's length basis.

FINANCIAL STATEMENTS

The following financial statements (Balance Sheet and Income Statement) have been prepared by the Company and have not been reviewed, approved or audited by an independent certified public accountant. The financial statements have been prepared in accordance with generally accepted accounting practices as adopted in the United States, consistently applied, a presents fairly the financial condition and results of operations for the Company for the periods presented.

In the opinion of Management, the financial statements reflect all adjustments necessary for a fair statement of the Company's results for the interim periods reported. All such adjustments are of a normal and recurring nature. Any special adjustments are duly noted.

Ronn Motor Company
Balance Sheet
As of September 30, 2009
(unaudited)

ASSETS	
Current Assets	
Checking/Savings	
Petty Cash	0.17
RMC-American Bank of Texas	589.82
RMC-Petty Cash Account	412.63
RMC-Escrow	4,890.89
Total Checking/Savings	5,893.51
Accounts Receivable	
Accounts Receivable	20,250.36
Total Accounts Receivable	20,250.36
Other Current Assets	
Inventory Asset	19,292.11
Undeposited Funds	4,955.63
Total Other Current Assets	24,247.74
Total Current Assets	50,391.61
Fixed Assets	
Office Furniture	10,967.91
Prototype	626,534.42
Public Corporate Shell	1,550,000.00
Total Fixed Assets	2,187,502.33
TOTAL ASSETS	**2,237,893.94**
LIABILITES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	210,137.36
Total Accounts Payable	210,137.36
Other Current Liabilities	
2008 Toyota Avalon	17,728.07
2010 Ford F250	42,440.27
Attach	18,500.00
Operating Loan	450,000.00
Payroll Liabilities	84,416.24
Sales Tax Payable	-1,360.84
Snap-On	7,236.46
Total Other Current Liabilities	618,960.20
Total Current Liabilities	829,097.56

Long Term Liabilities	
Founder A	140,000.00
Founder B	100,000.00
Monster Rides	34,857.12
Ronn Works	1,000.00
Total Long Term Liabilities	275,857.12
Total Liabilities	1,104,954.68
Equity	
Opening Balance Equity	1,334,981.40
Retained Earnings	-47,073.71
Net Income	-154,968.43
Total Equity	1,132,939.26
TOTAL LIABILITIES & EQUITY	**2,237,893.94**

Ronn Motor Company
Profit & Loss
For the Three Months Ended September 30, 2009
(unaudited)

Ordinary Income/Expense			
Income			
Loan from Stock Holder 0001			358,956.88
Total Income			358,956.88
Gross Profit			358,956.88
Expense			
Accounting Services			376.05
Advertising and Promotion			48,820.00
Automobile Expense			
2008 Toyota Avalon			
Fuel Expense	1,097.37		
Oil Change & Maintenance	251.08		
Repairs	151.78		
Upkeep	89.12		
Total 2008 Toyota Avalon		1,589.35	
2010 Ford F250			
Fuel	523.28		
Oil Change & Maintenance	123.42		
2010 Ford F250 – Other	0.00		
Total 2010 Ford F250		646.70	
Automobile Expense – Other		55.09	
Total Automobile Expense			2,291.14
Bank Fees			
Overdraft Charge		240.00	
Wire Fee		75.00	
Bank Fees – Other		60.00	
Total Bank Fees			375.00
Building & Property			15,000.00
Clothing Expense			1,613.04
Computer and Internet Expenses			1,798.14
Contract Labor			3,459.20
Donations			112.00
Dues and Subscriptions			536.54
Fasteners			418.44
Freight			76.05
Fuel			35.00
GPS			780.55
Health Insurance			103.50
Hospitality			505.11
Hydrogen Production Work			7,087.17
Insurance Expense			3,140.63
Interest Expense			1,269.27
Late Charges & Fees			103.84
Meals and Entertainment			1,473.30

Misc Expense		250.00
Office Cleaning		675.00
Office Furniture Expense		4,887.19
Office Supplies		2,697.07
Parts Expense		
57 Chevy	8,882.37	
Scorpion	12,547.47	
Parts Expense – Other	3,296.37	
Total Parts Expense		24,726.21
Payroll Expenses		117,020.63
Penalty		12,350.34
Photography		1,709.73
Postage and Delivery		1,969.48
Professional & Legal Fees		24,905.91
Sales Tax		1,238.85
Security		60.00
Shop Equipment		158.97
Shop Supplies		2,124.20
Storage Expense		210.00
Telephone Expense		2,977.75
Tool Expense		996.05
Travel Expense		9,244.95
Flight	2,348.10	
Fuel	7,069.31	
Hotel	3,989.94	
Meals	1,275.47	
Rental Car	1,996.64	
Travel Expenses – Other	1,498.76	
Total Travel Expense		18,178.22
Uniforms		756.34
Utilities		
Electric	2,045.52	
Sewer	97.50	
Trash	414.30	
Water	130.05	
Total Utilities		2,687.37
Total Expense		319,198.23
Net Ordinary Income		39,758.65
Net Income		**39,758.65**

Ronn Motor Company
Balance Sheet
As of June 30, 2009
(unaudited)

ASSETS	
Current Assets	
Checking/Savings	
Petty Cash	58.89
RMC-American Bank of Texas	152,064.62
RMC-Petty Cash Account	1,000.00
RMC-Escrow	4,078.01
Total Checking/Savings	157,201.52
Accounts Receivable	
Accounts Receivable	20,250.36
Total Accounts Receivable	20,250.36
Other Current Assets	
Inventory Asset	731.30
Undeposited Funds	4,955.63
Total Other Current Assets	5,686.93
Total Current Assets	183,138.81
Fixed Assets	
2008 Toyota Avalon	-20,136.47
Office Furniture	10,967.91
Prototype	626,534.42
Public Corporate Shell	1,550,000.00
Total Fixed Assets	2,167,365.86
TOTAL ASSETS	**2,350,504.67**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	164,032.32
Total Accounts Payable	164,032.32
Other Current Liabilities	
Attach	18,500.00
Operating Loan	450,000.00
Payroll Liabilities	77,456.33
Sales Tax Payable	-1,360.84
Snap-On	7,236.46
Total Other Current Liabilities	551,831.95
Total Current Liabilities	715,864.27

Long Term Liabilities	
Founder A	140,000.00
Founder B	100,000.00
Monster Rides	34,857.12
Ronn Works	1,000.00
Total Long Term Liabilities	275,857.12
Total Liabilities	991,721.39
Equity	
Opening Balance Equity	1,390,516.48
Retained Earnings	-50,872.41
Net Income	19,139.21
Total Equity	1,358,783.28
TOTAL LIABILITES & EQUITY	**2,350,504.67**

Ronn Motor Company
Profit & Loss
For the Three Month Period Ended June 30, 2009
(unaudited)

Ordinary Income/Expense		
Income		
Investment Income		17,701.84
Loan from Stock Holder 0001		427,300.00
Other Income		23,300.00
Total Income		468,301.84
Gross Profit		468,301.84
Expense		
Accounting Services		376.05
Advertising and Promotion		28,131.58
Automobile Expense		
Fuel Expense	1,118.09	
Lease Expense	478.26	
Repair	617.98	
Automobile Expense – Other	264.44	
Total Automobile Expense		2,478.77
Bank Fees		
Bank Services Charges	30.00	
Check Order	255.66	
Wire Fee	140.00	
Bank Fees – Other	633.50	
Total Bank Fees		1,059.16
Building & Property		20,000.00
Computer and Internet Expenses		1,700.14
Consulting		400.00
Donations		8.00
Dues and Subscriptions		375.00
Fasteners		450.34
Freight		38,926.25
GPS		1,688.21
Health Insurance		103.50
Hydrogen Production Work		4,747.97
Insurance Expense		458.97
Late Charges & Fees		70.00
Living Expense		500.00
Meals and Entertainment		1,411.96
Misc Expense		762.70
Office Cleaning		200.00
Office Supplies		2,309.13
Other Expense		387.85
Paint Expense		22.44
Parts Expense		
57 Chevy	3,650.48	
Scorpion	3,685.51	
Parts Expense – Other	21,831.28	
Total Parts Expense		29,167.27

Payroll Expenses		137,847.87
Photography		209.73
Postage and Delivery		908.05
Printing & Reproduction		230.24
Professional & Legal Fees		44,540.99
Sales Tax		106.27
Security		180.00
Shop Equipment		30.30
Shop Supplies		1,448.89
Storage Expense		270.00
Sub Contract Labor		1,926.17
Telephone Expense		3,048.40
Tool Expense		366.97
Travel Expense		
Fuel	4,558.05	
Hotel	124.39	
Meals	39.77	
Travel Expense – Other	39,841.87	
Total Travel Expense		44,564.08
Uniforms		727.40
Utilities		
Electric		3,475.58
Sewer		65.00
Trash		287.59
Water		623.77
Utilities – Other		11.39
Total Utilities		4,463.33
Total Expense		376,603.98
Net Ordinary Income		91,697.86
Other Income/Expense		
Other Expense		
See Ron		2,431.00
Total Other Expense		2,431.00
Net Other Income		-2,431.00
Net Income		**89,266.86**

Ronn Motor Company
Balance Sheet
As of March 31, 2009
(unaudited)

ASSETS	
Current Assets	
Checking/Savings	
RMC-American Bank	-16,915.57
RMC-Escrow	4,078.01
RMC-First State Bank	4.27
Total Checking/Savings	-12,833.29
Other Current Assets	
Inventory Asset	303.15
Total Other Current Assets	303.15
Total Current Assets	-12,530.14
Fixed Assets	
Office Furniture	10,963.46
Prototype	626,534.42
Public Corporate Shell	1,550,000.00
Total Fixed Assets	2,187,497.88
TOTAL ASSETS	**2,174,967.74**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	133,593.46
Total Accounts Payable	133,593.46
Other Current Liabilities	
2008 Toyota Avalon	21,803.04
Attach	18,500.00
Loan from Stock Holder 0001	91,300.00
Operating Loan	430,000.00
Payroll Liabilities	56,747.80
Sales Tax Payable	-1,575.01
Snap-On	7,236.46
Total Current Liabilities	624,012.29
Total Current Liabilities	757,605.75
Long Term Liabilities	
Founder A	140,000.00
Founder B	100,000.00
Monster Rides	34,857.12
Ronn Works	1,000.00
Total Long Term Liabilities	275,857.12
Total Liabilities	1,033,462.87

Equity	
Opening Balance Equity	1,387,105.62
Retained Earnings	-105,703.02
Net Income	-139,897.73
Total Equity	1,141,504.87
TOTAL LIABILITIES & EQUITY	**2,174,967.74**

Ronn Motor Company
Profit & Loss
For the Three Months Ended March 30,2009
(unaudited)

Ordinary Income/Expense		
Income		
Scorpion Deposit		1,000.00
Total Income		1,000.00
Gross Profit		1,000.00
Expense		
Advertising and Promotion		24,999.99
Automobile Expense		
Fuel Expense	169.82	
Automobile Expense – Other	47.90	
Total Automobile Expense		217.72
Bank Fees		1,560.00
Building & Property		10,000.00
Computer and Internet Expenses		1,610.13
Donations		8.00
Fasteners		300.25
Freight		820.00
Health Insurance		103.50
Insurance Expense		538.96
Meals and Entertainment		36.20
Office Supplies		768.29
Paint Expense		764.82
Parts Expense		2,677.68
Payroll Expenses		69,164.24
Postage and Delivery		383.08
Professional & Legal Fees		14,645.29
Security		60.00
Shop Equipment		2,150.00
Shop Supplies		543.76
Storage Expense		450.00
Telephone Expense		296.94
Tool Expense		2,232.42
Travel Expense		3,922.17
Utilities		
Electric	2,150.76	
Trash	276.20	
Water	266.50	
Total Utilities		2,693.46
Total Expense		140,946.90
Net Ordinary Income		(139,946.90)
Net Income		**(139,946.90)**

Ronn Motor Company
Balance Sheet
As of December 31, 2008
(unaudited)

ASSETS	
Current Assets	
Checking/Savings	
RMC-American Bank	3,440.80
RMC-Escrow	3,078.01
RMC-First State Bank	4.27
Total Checking/Savings	6,523.08
Accounts Receivable	
Accounts Receivable	1,079.65
Total Accounts Receivable	1,079.65
Other Current Assets	
Inventory Asset	303.15
Total Other Current Assets	303.15
Total Current Assets	7,905.88
Fixed Assets	
Office Furniture	10,953.46
Prototype	626,534.42
Public Corporate Shell	1,550,000.00
Total Fixed Assets	2,187,487.88
TOTAL ASSETS	**2,195,393.76**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	107,721.62
Total Accounts Payable	107,721.62
Other Current Liabilities	
2008 Toyota Avalon	25,014.24
Attach	18,500.00
Loan from Stock Holder 0001	25,100.00
Operating Loan	400,000.00
Payroll Liabilities	37,069.92
Sales Tax Payable	214.17
Snap-On	7,236.46
Total Other Current Liabilities	513,134.79
Total Current Liabilities	620,856.41

Long Term Liabilities	
Founder A	140,000.00
Founder B	100,000.00
Monster Rides	49,857.12
Ronn Works	1,000.00
Total Long Term Liabilities	290,857.12
Total Liabilities	911,713.53
Equity	
Opening Balance Equity	1,372,105.62
Retained Earnings	94,502.85
Net Income	-182,928.24
Total Equity	1,283,680.23
TOTAL LIABIITIES & EQUITY	**2,195,393.76**

Ronn Motor Company
Profit & Loss
For the Fiscal Year Ended December 31, 2008
(unaudited)

Ordinary Income/Expense		
Income		
Collision Income		369.60
Investment Income		745,500.00
Mechanical Income		2,138.18
Operation Income		350,000.00
Scorpion Deposit		3,000.00
Total Income		1,101,007.78
Gross Profit		1,101,007.78
Expense		
Advertising and Promotion		80,132.72
Automobile Expense		
Fuel Expense	6,686.88	
Lease Expense	6,146.73	
Automobile Expense – Other	1,541.02	
Total Automobile Expense		14,374.63
Bank Fees		
Bank Service Charges	146.70	
Wire Fee	120.00	
Bank Fees – Other	384.00	
Total Bank Fees		650.70
Bonus Expense		202.00
Building & Property		
Building Lease	7,500.00	
Building & Property – Other	51,698.12	
Total Building & Property		59,198.12
Clothing Expense		4,284.34
Computer and Internet Expenses		6,889.07
Consulting		2,210.00
Continuing Education		1,792.15
Contributions		239.96
Engine Parts Expense		5,000.00
Equipment Rental		547.33
Fasteners		2,855.26
Freight		8,928.81
Gift Expense		314.00
Health Insurance		207.00
Hydrogen Production Work		0.00
Insurance Expense		1,328.68
Late Charges & Fees		40.14
Meals and Entertainment		5,921.94
Office Supplies		15,824.03
Paint Expense		667.48
Parts Expense		95,741.10
Payroll Expenses		302,289.51
Photography		150.00
Postage and Delivery		1,222.13

Printing & Reproduction		5,329.69
Professional & Legal Fees		131,966.63
Repairs and Maintenance		71.37
Scorpion Engineering Deposit		478,000.00
Security		180.00
Shop Equipment		10,139.62
Shop Supplies		3,211.33
Storage Expense		622.00
Telephone Expense		1,337.46
Tool Expense		2,232.42
Travel Expense		3,922.17
Utilities		
Electric	2,150.76	
Trash	276.20	
Water	266.50	
Total Utilities		2,693.46
Total Expense		1,240,953.90
Net Ordinary Income		(139,946.90)
Net Income		**(139,946.90)**

Ronn Motor Company
Balance Sheet
As of September 30, 2008
(unaudited)

ASSETS	
Current Assets	
Checking/Savings	
RMC-American Bank	53,352.38
RMC-Escrow	1,078.01
RMC-First State Bank	15.52
Total Checking/Savings	54,445.91
Accounts Receivable	
Accounts Receivable	1,634.06
Total Accounts Receivable	1,634.06
Total Current Assets	56,079.97
Fixed Assets	
Office Furniture	10,953.46
Prototype	173,534.42
Public Corporate Shell	1,550,000.00
Total Fixed Assets	1,734,487.88
TOTAL ASSETS	**1,790,567.85**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	119,562.62
Total Accounts Payable	119,562.62
Other Current Liabilities	
2008 Toyota Avalon	28,153.00
Attach	18,500.00
Payroll Liabilities	2,393.16
Sales Tax Payable	-1,378.55
Snap-On	7,236.46
Total Other Current Liabilities	54,904.07
Total Current Liabilities	174,466.69
Long Term Liabilities	
Founder A	140,000.00
Founder B	100,000.00
Monster Rides	49,857.12
Ronn Works	1,000.00
Total Long Term Liabilities	290,857.12
Total Liabilities	465,323.81

Equity	
Opening Balance Equity	1,269,105.62
Retained Earnings	94,554.62
Net Income	-38,416.20
Total Equity	1,325,244.04
TOTAL LIABILITIES & EQUITY	**1,790,567.85**

Ronn Motor Company
Profit & Loss
For the Six Months Ended September 30, 2008
(unaudited)

Ordinary Income/Expense		
Income		
Investment Income		505,000.00
Mechanical Income		2,383.18
Scorpion Deposit		1,000.00
Total Income		508,383.18
Gross Profit		508,383.18
Expense		
Advertising and Promotion		24,701.41
Automobile Expense		
Fuel Expense	1,348.37	
Lease Expense	1,835.48	
Automobile Expense – Other	873.62	
Total Automobile Expense		4,057.47
Bank Fees		
Bank Service Charges	41.70	
Wire Fee	0.00	
Total Bank Fees		41.70
Building & Property		
Building Lease	7,500.00	
Building & Property – Other	20,848.12	
Total Building & Property		28,348.12
Computer and Internet Expenses		340.77
Consulting		1,700.00
Continuing Education		171.40
Fasteners		728.68
Insurance Expense		818.38
Late Charges & Fees		40.14
Meals and Entertainment		2,659.83
Office Supplies		3,985.81
Parts Expense		12,182.85
Payroll Expense		130,527.54
Postage and Delivery		813.71
Printing & Reproduction		471.98
Professional & Legal Fees		37,080.17
Repairs and Maintenance		71.37
Scorpion Engineering Deposit		312,500.00
Shop Equipment		214.74
Shop Supplies		4,491.28
Storage Expense		190.00
Telephone Expense		781.90
Tool Expense		8,426.49
Travel Expense		3,633.00
Utilities		2,555.90
Total Expense		581,534.64

Net Ordinary Income	(73,151.46)
Net Income	**(73,151.46)**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

Automotive Industry background

In 2007, a total of 73 million new automobiles were sold worldwide: 22.9 million in Europe, 21.4 million in Asia-Pacific, 19.4 million in North America, 4.4 million in Latin America, 2.4 million in the Middle East and 1.4 million in Africa. The markets in North America and Japan were stagnant, while those in South America and Asia grew strongly. Of the major markets, China, Russia and Brazil saw the most rapid growth.

In 2008, automotive manufacturers have experienced pricing pressures, changes in consumer buying habits, rising raw material costs and the present state of the global economy. The industry also faces increasing external competition from the public transport sector as consumers reevaluate their private vehicle usage.

In current dollars, the automotive industry grew from just over $100 billion per year in the late 1970s to nearly $500 billion in 1999, its all-time high. Gross output declined in 2000-01, rose to $436 billion in 2002, but then fell again to $424 billion in 2004. Industry revenues were approximately $675 billion in 2006.

Fuel Optimization Technologies

The impacts of rising oil and gas prices may be manageable on a macroeconomic level, but there is plenty of evidence that individual consumers are negatively affected. A 2006 survey of American drivers by *Consumer Reports* magazine indicated that more than one-third was considering replacing their current vehicle with a more fuel-efficient model. Today's economic climate finds that more drivers are now asking what they can do to improve fuel mileage with their current vehicle.

Technologies that improve fuel efficiency include devices or designs that control valve timing, reduce engine friction, improve transmission efficiency or reduce other losses. Existing fuel saving technologies include fuel cells, battery-powered vehicles, hybrid vehicles, alternative fuels, and other emission reduction alternatives such as diesel oxidation catalysts and diesel particulate filters.

In early 2009, the Alliance of Automobile Manufacturers was formed to promote and educate in the art of ecodriving (www.ecodrivingusa.com). This US national effort is rapidly gathering momentum with at least 16 State Governors (Aug 2009) pledging full support to promote ecodriving in their state. The I Drive Green Academy (www.idgacademy.org) has recently been launched to educate individuals and corporations about ecodriving techniques, with a complete suite of training and support tools that will minimize fuel consumption and CO2 emissions without compromising performance.

Worldwide, there were approximately 800 million cars and light trucks on the road in 2006. By 2020, that number is expected reach one billion. There are approximately 240 million light vehicles in operation in the United States.

The global market for fuel optimization technologies was $35.3 billion in 2005, estimated at $38.6 billion in 2006 and is forecast to grow 11% annually to $66.1 billion by 2011. Applications for these technologies in the transportation sector represent the largest market segment. Transportation applications represented a $27.8 billion market in 2005 and a $31 billion in 2006. This market is expected to grow 13.4% annually to $52 billion by 2011.

Global Market for fuel optimization technologies, $ Billion


70
60
50
40
30
20
10
0
35.6
38.6
66.1
2005
2006
2007
2008
2009
2010
2011

Source:www.marketresearch.com/map/prod/1344599.html

The U.S. and other governments have a strong interest in promoting technologies that reduce their dependence on imported petroleum and optimize oil and gas use. These governments are supporting the development and commercialization of fuel optimization technologies through government-funded R&D, tax incentives, and other policy initiatives.

The U.S. Department of Energy is involved in six fuel efficiency programs. It is estimated that these technologies could reduce fuel consumption for all highway vehicles by 10%, saving over one million barrels of oil per day by 2025. These projects are part of a DOE initiative to improve engine efficiency by at least 30% to 45% for light-duty vehicles by 2010 and by 40% to 55% for heavy-duty vehicles by 2013.

Outside the US, many countries have implemented their own initiatives. As an example, Third World Network, in association with The Ecologist recently pointed to the fact that the Communist Party in China has pledged to invest $200 million over the next couple of years in hydrogen automotive technologies.

Market Opportunity Increasing for Hybrid Vehicles

Growing environmental concerns and demand for "green" technologies are encouraging automotive manufacturers to invest heavily in the development of environmentally friendly cars. Oil prices as high as they've ever been and a world dependent on foreign oil encourage new car buyers to "go hybrid". Consumer hybrid vehicles have been getting a lot of media attention recently due to their fuel economy benefits. Hybrid vehicles offer the advantages of low fuel consumption and low emissions while achieving speeds and performance comparable to conventional cars.

At present, few hybrid vehicles are on the road but these technologies have the potential to become mainstream. The principal limiting factor has been the high prices consumers must pay for hybrid vehicles, generally priced $2,000-$4,000 higher than conventional light vehicles. However, prices should begin to decline as more hybrids are produced and manufacturers achieve economies of scale.

On a global level, the U.S. dominates in hybrid vehicle sales, followed by Japan and Europe. Toyota and Honda are the leading hybrid car makers. According to an IDTechEx report (Source: www.idtechex.com/products/en/view.asp?productcategoryid=41), the hybrid industry generated $31.1 billion in sales globally in 2005 at factory prices, excluding electric toys. The report forecasts seven-fold growth in the hybrid market between 2005 and 2015.

According to Freedonia Group, Inc., worldwide demand for hybrid-electric vehicles will advance to 3.9 million units in 2015 and then nearly double by 2020. Demand for hybrid vehicles will rise in response to rising energy costs and increasing emissions regulations worldwide. Although hybrid cars account for only about 3% of U.S. car sales, their share is growing rapidly. Hybrid cars sales in the U.S. market are likely to exceed the one million milestone by 2012.

The US Hybrid Electric Passenger Vehicle Sales & Market Share 2000-2012


1200
1000
800
600
400
200
0
7,0%
6,0%
5,0%
4,0%
3,0%
2,0%
1,0%
0,0%
0.1%
0.1%
0.2%
0.3%
0.5%
1.2%
1.5%
2.2%
2.4%
3.8%
4.7%
5.6%
6.0%
9.4
20.3
36.0
47.5
83.2
209.7
324.3
614.0
2000
2001
2002
2003
2004
2005
2006
2007
2008E
2009E
2010E
2011E
2012E

Source: Electric Drive Transportation Association.
www.electricdrive.org/index.php?tg=articles&topics=7&new=0&newc=0

The 2005-2007 market expansion was due to high oil prices, coupled with automakers lowering price premiums for most hybrid models. In addition, sales run-ups between 2006 and 2007 reflect increased production and sales of the popular Toyota Prius. An estimated 255,000 hybrid vehicles were sold this year in the U.S. market through October 2008.

Dwindling Fossil Fuel Supplies and Environmental Concerns

Strong global demand and low surplus production capacity, backed by a weaker US dollar contributed to record crude oil prices, peaking in the summer of 2008 over $140 per barrel. The current economic slowdown is reducing oil demand and prices. However, oil supplies are expected to remain relatively tight because of slow production growth. Gas and diesel prices in the US have dropped slightly below $3.00 per gallon for the present; however, in Europe and Asia they still remain much higher. In addition, worldwide government organizations, such as the EPA, are imposing much more stringent regulations and controls on the energy producing market sectors.

Real-Time Hydrogen Injection Technology Leadership May Lead to Rapid Adoption

RMC has effectively leveraged its in-house expertise in real-time hydrogen-on-demand technology to develop and produce emission reduction devices for transportation applications. The Company's innovative technology, marketed under the H2GO™ brand, is adaptable to any internal combustion piston engine, including more than 250 million registered vehicles on American roads today. H2GO™ uses a patented ProCooler™ which: (i) reduces A/C refrigerant usage by 20% to 25%, (ii) generates less drag on the engine, and (iii) increases horse power by 5% to 7%.

The real-time H2GO™ hydrogen injection technology improves combustion by as much as 25%, reduces hydrocarbon emissions by approximately 75%-90%, boosts fuel savings from 15%-35% and similarly reduces CO2 emissions.

Projected H2GO™ Sales – 2010 (Frigette Energy Systems)

Within the Company's business plan, 2010 H2GO™ unit sales is projected to be 345,000 units with gross revenue projected to be approximately $1,552,500,000 with a gross margin of $776,250,000 or 50%. Projected sales of the H2GO™ unit are expected to be the single most significant contributor to Ronn Motors bottom line representing more than 95% of total gross margin for 2010.

The projected unit sales for the H2GO™ are thought to be conservative and remain within the anticipated manufacturing capacity as stated by SCS/Frigette, the Company's contract manufacturer. Our revised and updated plan projects 80% of the H2GO™ systems will be sold into the big-rig trucking market at about $4,500 - $5,000 per system. This would dramatically increase the three year revenue projection to approximately $3.8 billion to $4.2 billion. We should have H2GO™ units available for distribution and sale by the end of the 4th quarter of 2009.

Other than the global unveiling of the H2GO™ powered Scorpion HX™ at SEMA on November 4, 2008, there has been limited proactive marketing for H2GO™. However, since that time the company and its manufacturer has received numerous, unsolicited requests regarding distribution, status, technical information and delivery of the H2GO™ system from both national and international organizations.

The Company has been contacted by organizations in China, expected to be No. 1 in automotive sales no later than 2020 (Ningbo Paerma Heavy Industries, Zhejiang Dayuan, Net Motors Mfg and Kingtec Tech Heyuan Co.), and by firms in India, with one of the fastest growing automotive markets in the world (Indus Theco and Indus International, sub-contractors to automotive manufacturers including Tata Motors and John Deere). Additional inquiries have been made by firms located in the Netherlands and Dubai regarding dealer/distribution agreements.

While exact numbers cannot be projected, it is very apparent that there is a significant amount of interest in the H2GO™ brand as a result of the SEMA Expo and just within our manufacturer's distribution network.

Projected H2GO™ Sales – 2010 (RMC)

In the past few months, RMC has received numerous contact requests regarding the H2GO™ brand.

RMC has contracted with RJ Pipkin Company, a large truck fleet owner/operator in West Texas for an H2GO™ field trial. The trial has been completed on a 2008 Cummins turbo diesel powered Peterbuilt. Results for this over-road field trial indicated a significant 32% CO2 reduction as well as an equally remarkable 41% reduction in NOx. A reduction in CO2 emissions is directly related to a reduction in fuel consumption / mileage improvement.

RMC has contracted with Drive Train Services Inc. for training to finalize installation procedures and packaging for its proprietary H2GO™ hydrogen injection system at select AAMCO transmission locations in the Houston, Austin, Ft. Worth, New Orleans and Phoenix areas. Drive Train Services Inc. a major franchisor of AAMCO Transmissions (915 locations). Drive Train has expressed the belief that with a modest 50% store involvement, estimates for sales and installations of 10 units per week per location or 219,360 H2GO™ units per year is not unreasonable. This one U.S. opportunity could easily account for more than 60% of the projected worldwide sales of the H2GO™ units.

RMC contracted with RBX Management Corporation, an Independent Contractor to FedEx Ground based in Fort Worth, Texas, to provide its new H2GO™ hydrogen injection system for an extensive, on-road field trial. This contract has been initiated and arranged through Hydro-Gen Transportation Technologies, a supplier of products and services to independent contractors of FedEx Ground and other transportation companies. This field trial is nearing completion and positive preliminary results are being reported.

RMC has contracted with Tesco, owner/operater of a large fleet of Ford F250/F350 series trucks. H2GO™ has been installed and the field trial in ongoing. Preliminary results are being reported that H2GO is living up to its promises.

RMC has contracted with UHaul, North America's largest do-it-yourself moving and storage operator. An H2GO™ system has been installed on one of their large moving trucks for a field trial to begin in September 2009.

RMC has contracted with Enterprise Rent-A-Car for an upcoming H2GO™ field trial. Enterprise has the largest fleet of passenger vehicles in the world today, with more than 700,000 cars and trucks. Upon a successful completion of the field trial, Enterprise believes that the H2GO™ system could have practical applications for our corporate fleet business as well as its "green" branches.

RMC has formed a partnership with I Drive Green to promote eco driving initiatives to individuals and companies through driving education, tips and techniques, as well as use of eco-friendly, sustainable automotive technologies. In partnership with eBay, I Drive Green launched their website concurrently with eBay's "Give. Good. Green." campaign, an initiative designed to inspire millions of buyers and sellers to make a difference through a variety of activities on eBay. This promotion, beginning in early September 2009 and running for 6 weeks, is expected to attract upwards of 500 million unique visitors. RMC is anticipating an unprecedented number of visitors to our web site as a result. By the time this campaign is over, RMC should be a well recognized name in the world of quality, eco-friendly, sustainable automotive technologies.

In March 2009, after California Governor Arnold Schwarzenegger read an article in *Men's Journal* which proclaimed the Scorpion HX™ as "God's Own Supercar", the Governor requested that Ronn Maxwell, President and CEO of the Company, bring the car to the steps of the capital building in Sacramento. During a press conference, the Governor proclaimed his ongoing support for small boutique companies such as RMC, which are developing much needed alternative, eco-friendly energy technologies.

According to a *Wall Street Journal* article on September 9, 2009, China's auto industry continued to post strong growth, with sales of passenger vehicles rising 90% in August. Passenger vehicle sales in China rose to 858,300 units in August, up 90% from a year earlier, the China Association of Automobile Manufacturers said in a statement. China's overall auto sales rose 82% in August to 1.14 million units.

RMC and Frigette Energy Systems have been asked to meet with Chinese automakers and the Chinese Government to demonstrate the fuel efficiencies and positive environmental impact achieved by the new H2GO™ real-time Hydrogen injection system. Mr. Ping Zheng, Chairman of the Board of Shanghai Shuanghaua Autosports Co. LTD., has been working along with representatives from several Chinese automotive manufacturers and officials of the Chinese Government in making the arrangements for the meeting. The H2GO™ technology will be presented at one of the country's preeminent automotive laboratories in Beijing.

RMC has an existing relationship in China with Jim Chu, CEO/owner of Zhonda, the third largest bus manufacturer in China and is currently negotiating an agreement for installation of the H2GO™ system on Zhonda buses at the OEM level, which will serve as another entry point into the Chinese market. Zonda currently manufactures about 15,000 buses per year.

The marine industry represents another very large opportunity where costly and significant fuel burn isn't measured in miles per gallon, but by gallons (hundreds of them) per hour and much more stringent environmental regulations are being implemented and imposed by the EPA and like organizations around the world. Looking at the marine marketplace, which has not yet been accounted for in the projections, we see recent new environmental control requirements issued by the EPA. In March 2008, the EPA finalized a program that will dramatically reduce emissions from marine diesel engines below 30 liters per cylinder displacement. These include marine propulsion engines used on vessels from recreational and small fishing boats to towboats, tugboats and Great Lake freighters, and marine auxiliary engines ranging from small generator sets to large generator sets on ocean-going vessels. The rule will cut PM (particulate matter) emission from these engines by as much as 90 percent and NOx emissions by as much as eighty percent (80%) when fully implemented.

On October 9, 2008, the Member States of the International Maritime Organization adopted new international standards for marine diesel engines and their fuels. This new program will dramatically reduce air pollution from ships by establishing a new tier of performance-based standards for marine diesel engines and their fuels and by establishing additional, more stringent emission requirements for ships that operate in specially-designated coastal areas where air-quality problems are acute.

The present trend clearly indicates significant worldwide interest for delivery of the H2GO™ brand, a technology that will deliver much needed fuel cost savings and significantly reduced emissions, today to meet the worldwide requirement for improved fossil fuel burn/usage and increasingly more stringent environmental requirements and regulations.

Projected Scorpion HX™ Sales - 2010

Within the Company's business plan, 2010 unit sales of the Scorpion HX™ is projected to be 95 units with gross revenue of $23,750,000 and gross margin of $14,250,000, or approximately 55%.

Our research shows that most all of the so-called boutique, or exotic, automobile manufactures pre-sell most if not all of their vehicles. This is the format that RMC intends to imitate with the Scorpion HX™ as well as the planned hybrid electric (plug-in) vehicle. There are presently more than 100 individual reservation requests for the Scorpion HX™ supercar. The expectation is that this number will grow during the next few months as production and availability becomes a reality. Although production will be ramped up in Ronn Motors temporary facilities, full production will not be reached until at least the 1st quarter of 2010.

Since the global unveiling at the SEMA Expo in November 2008, RMC has received numerous unsolicited requests regarding acquisition, distribution and sales of the Scorpion HX™ including a distributor in China requesting quotes on six cars, a distributor in the UK requesting quotes for six cars and a distributor in Europe requesting pricing for delivery of 50 cars for distribution within Europe and the Middle East.

The competition in the premium exotic automobile marketplace (production less than 500 units) is intense. Most vehicles built in this class are built in Europe, with only a small percentage coming into the United States. This marketplace is presently estimated to be $4.5 billion with approximately 60,000 vehicles sold worldwide. *Road and Track* magazine stated that analysts predict this market to double in the next five years. The U.S. represents about half of global sales, and California alone accounts for half of the American market.

Anyone who is a car aficionado knows that the exotic automobile and motorcycle industry has been on an upward trend for several years, with the aftermarket exotics making a significant move in the last couple of years. Television programs such as *American Chopper*, *Overhaulin*, and *American Hot Rod* have made household names and millionaires out of top builders such as Chip Foose, Boyd Coddington, and Paul Tuttle. The worldwide depletion of fossil fuels and impending stricter emission regulations that are quickly coming into effect has added to this opportunity by creating the need for more fuel efficient and environmentally conscious vehicles. When one factors in higher gas prices and concern about the effects of global warming, an entirely new marketplace has emerged. We believe that the demand for alternative fuel systems and power train systems for this new generation of exotics to fill this marketplace is unlimited.

Projected Hybrid-Electric Plug-in (HEV) Vehicles Sales - 2011

Within the RMC business plan, there will be no sales of the hybrid-electric plug-in vehicle in 2010; however, in 2011 unit sales of the hybrid-electric (plug-in) vehicle is projected to be 2,500 units with gross revenue of $150,000,000 and gross margin of $75,000,000, or 50%. Sales projections for RMC's HEV are very conservative based on current trends in the automotive industry as well as known projections available from companies presently manufacturing vehicles in this marketplace.

The Company believes sales projections for this vehicle are conservative. As an example, Fisker Automotive is predicting sales of 15,000 units of their first $100,000 eco-premium electric plug-in vehicle, which is not set for production until late 2009. Having privately raised over $100 million from some of the largest and best known venture capital firms, and the recently announced (Sept 2009) $528 million conditional loan through the federal government ATVM loan program, they are an indicator of the present move to eco-friendly, alternative energy automobiles. In 2007, Tesla Motors raised over $200 million from venture capital firms, an additional $200 million in 2008 and government loans in the $400 million dollar range in 2009. They announced that nearly 1,000 of their two-door exotic, electric roadsters had been pre-sold before production began in April 2008. These firms have already begun announcing new vehicles still 2 to 3 years from production at this time.

Projected Ronnzoil Premium Green Sales - 2011

Marketing, sales and distribution of a wide range of green, biodegradable, eco-friendly, improved performance products will begin during the 1st quarter 2010, to include motor oils, functional fluids and additives that have been designed and intended for the automotive chemicals aftermarket industry. These products will be marketed and sold under the Ronnzoil Premium Green label. RMC's first product, Ronnzoil Premium Green Biodegradable Hydraulic Fluid, is now available. An industry analysts' report on the $11.2 billion U.S. lubricant market indicated that demand for bio-based lubricants and re-refined base stock oil will continue to rise, primarily due to environmental concerns.

The 2002, Farm Bill Act mandates all U.S. Federal Government Agencies purchase environmentally safe, bio-based, and vegetable oil lubricants. Signed into law May 13, 2002, by President George W. Bush, that law includes a Federal Bio-based Products Preferred Procurement Program (FB4P) which obliges all federal agencies to purchase bio-based products 'to the maximum extent practicable.

Within the Company's business plan, 2010 unit sales of Ronnzoil Premium Green is expected to be 250,000 quarts, generating revenues of approximately $2,250,000, with a gross margin of $675,000, or approximately 25%. These estimates are thought to be conservative as Ronnzoil Premium Green will be distributed through its partnership with Frigette Energy System. With more than 300,000 potential retail outlets already using SCS/Frigette products, RMC expects to be entering the market quickly and offering a ready-made, existing customer base bio-degradable, eco-friendly alternative oils and lubricants.

MISCELLANEOUS FACTORS

Stock Transfer Agent

Our transfer agent and registrar of the Common Stock is Olde Monmouth Stock Transfer Company, Inc., 200 Memorial Parkway, Atlantic Heights, New Jersey 07716.

Experts

The financial statements of the Company for the year ended December 31, 2008, and for the nine month period ended September 30, 2009, are unaudited and have been prepared by the Company's accounting staff and reviewed and approved by the acting Chief Financial Officer. Our financial statements have been prepared accordance with generally accepted accounting principles consistently applied.

Legal Matters

There is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officers, directors, or other key personnel.

There is no underwriter for this offering; therefore, offerees will not have the benefit of an underwriter's due diligence efforts which would typically include the underwriter to be involved in the preparation of disclosure and the pricing of the common stock offered hereby among other matters. As we have never engaged in the public sale of our common stock. We have no experience in the underwriting of any such offering. Accordingly, there is no prior experience from which investors may judge our ability to consummate this offering. In addition, the common stock is being offered on a "best efforts" basis. Accordingly, there can be no assurances as to the number of shares that may be sold or the amount of capital that may be raised pursuant to this offering.

Signature Page

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Horseshoe Bay, State of Texas, on October 30, 2009.

Issuer: **Ronn Motor Company, Inc., a Delaware corporation.**

By:__________________________________
Name: Ronn Maxwell
Title: President, CEO, CFO and Sole Director

By:__________________________________
Name: Damon Kuhn
Title: Chief Operating Officer

****

SELLING SECURITY HOLDER:

By:__________________________________
Name: Ronn Maxwell

PART III

Item 1. Index of Exhibits

Exhibit 1	Charter of Issuer, as amended
Exhibit 2	Bylaws of Issuer
Exhibit 3	Form of Subscription Agreement
Exhibit 4	Legal Opinion and Consent of Ferguson Davis, P.C.

Item 2. Charter and Bylaws

Attached hereto as Exhibits 1 and 2, respectively.

Item 3. Instruments defining the rights of security holders

Refer to Exhibit 1 attached hereto for the Certificate of Designations, Rights and Preferences relating to the Company's Preferred Stock.

Item 4. Form of Subscription Agreement

See Exhibit 3 attached hereto.

Item 5. Voting Trust Agreement

None.

Item 6. Material Contracts

None – all contracts are made in the ordinary course of business.

Item. 7. Material Foreign Patents

None.

Item 8. Plan of Acquisition, Reorganization , Liquidation or Succession

Not Applicable.

Item 9. Escrow Agreements

None.

Item 10. Consents

(a) Experts: The legal opinion and consent of Ferguson Davis, P.C. is attached hereto as Exhibit 4.

(b) Underwriters – Not Applicable.

Item 11. Legal Opinion

See the opinion of Ferguson Davis, P.C. attached hereto as Exhibit 4.

Item 12. Sales Material

None.

Item 13. "Test the Waters" Material

None.

Item 14. Agent for Service of Process

Not Applicable.

Item 15. Additional Exhibits

None.

EXHIBIT 1

Charter of Ronn Motor Company, Inc.

68-1

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "RONN MOTOR COMPANY" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF INCORPORATION, FILED THE TWELFTH DAY OF MAY, A.D. 1998, AT 9 O'CLOCK A.M.

CERTIFICATE OF OWNERSHIP, FILED THE TWELFTH DAY OF MAY, A.D. 1998, AT 9:01 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, CHANGING ITS NAME FROM "CONCORD FINANCIAL CORPORATION" TO "MILLENNIUM GROUP HOLDINGS, INC.", FILED THE TWENTY-SECOND DAY OF JULY, A.D. 1999, AT 9 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE SEVENTH DAY OF SEPTEMBER, A.D. 1999, AT 9 O'CLOCK A.M.

CERTIFICATE OF RENEWAL, FILED THE TWENTY-SIXTH DAY OF FEBRUARY, A.D. 2008, AT 2:29 O'CLOCK P.M.

CERTIFICATE OF AMENDMENT, FILED THE TWENTY-SIXTH DAY OF FEBRUARY, A.D. 2008, AT 2:30 O'CLOCK P.M.

CERTIFICATE OF AMENDMENT, CHANGING ITS NAME FROM "MILLENNIUM

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2902574 8100H

AUTHENTICATION: 6585613

080496174

DATE: 05-12-08

You may verify this certificate online at corp.delaware.gov/authver.shtml

Delaware

The First State

GROUP HOLDINGS, INC." TO "MILLENNIUM GROUP HOLDINGS, INC.", FILED THE TWENTY-FIFTH DAY OF FEBRUARY, A.D. 2008, AT 7:47 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID CORPORATION, "RONN MOTOR COMPANY".

SECRETARY'S OFFICE DELAWARE 1793 1847

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2902574 8100H

080496174

AUTHENTICATION: 6585613

DATE: 05-12-08

CERTIFICATE OF INCORPORATION OF CONCORD FINANCIAL CORPORATION

I, the undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do execute this Certificate of Incorporation and do hereby certify as follows:

FIRST: The name of the corporation is Concord Financial Corporation. The incorporator of the corporation is Robert Felleman, whose mailing address is 230 Boylston St., Chestnut Hill, MA 02176.

SECOND: Its registered office is to be located at Suite 606, 1220 North Market Street, Wilmington, Delaware 19801, County of New Castle. The name of the registered agent at such address is Registered Agents, Ltd.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Laws.

FOURTH: Concord Financial Corporation is an existing corporation duly organized under the laws of the State of Nevada. Concord Financial Corporation hereby changes its domicile from Nevada to Delaware with its registered office located at Suite 606, 1220 North Market Street, Wilmington, Delaware 19801, County of New Castle. The name of the registered agent at such address is Registered Agents, Ltd.

FIFTH: Unless and except to the extent that the bylaws of the Corporation are so required, the election of directors of the Corporation need not be by written ballot.

SIXTH: The amount of total authorized capital stock of Concord Financial Corporation is twenty five million (25,000,000) shares, par value $0.001 per share, for a total capitalization of $25,000.00.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation are expressly authorized to make, alter and repeal the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise.

EIGHTH: So long as Robert Felleman ("Felleman") is an officer of Concord Financial Corporation, or as long as Felleman is otherwise deemed to be an "affiliate" of the company (as the terms defined under the rules and regulations promulgated by the United States Securities and Exchange Commission ("SEC") or pursuant to interpretations of the SEC or its staff, any agreements or transactions (collectively transactions) between (1) Concord Financial Corporation or any of its

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 05/12/1998
981209798 – 2902574

subsidiaries (hereafter collectively the "Company") on one hand and, (2) Felleman or any business, corporation, or other entity directly or indirectly controlled by Felleman (collectively the "other entity") on the other hand, shall not be void, voidable, or subject to attack or other challenge to a stockholder's derivative action, or any other action by any stockholder of the Company, or a direct action by the Company. The term action includes but is not necessarily limited to any suit in law or in equity in which the issue is raised by a complaint, cross-claim, arbitration, counter-claim, third-party claim, or otherwise. Each person acquiring shares of the Company's Common Stock, Securities convertible into the Company's Common Stock, or which otherwise give the holder the right to obtain the shares of common stock consents to the Company engaging in any transaction with such other entity notwithstanding the fact that it might be otherwise deemed to be a breach of an officer's or director's fiduciary duty, including the duty of loyalty. Nothing contained herein shall be deemed to limit any duty of candor or any right or remedy under the Federal or State Securities Law.

NINTH: A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages from breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification, or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification, or repeal.

TENTH: The Corporation reserves the right at any time and from time to time to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences, and privileges of whatsoever nature conferred upon stockholders, directors, or any other person who so ever by and pursuant to this Certificate of Incorporation in its present form or is hereafter amended are granted, subject to the rights reserved in this article.

The undersigned officer hereby acknowledges that the foregoing Certificate of Incorporation is his free act and deed with the full authority of the Corporation as an authorized officer, this first day of April 1998.

By,

ROBERT FELLEMAN
CONCORD FINANCIAL CORPORATION

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:01 AM 05/12/1998
981209799 - 2902574

68-5

CERTIFICATE OF OWNERSHIP MERGING MILLENNIUM GROUP HOLDINGS, INC. INTO CONCORD FINANCIAL CORPORATION

Pursuant to Section 253 of the General Corporation Law of Delaware, Concord Financial Corporation incorporated the 12th day of May 1998, under the laws of the State of Delaware,

DOES HEREBY CERTIFY that Concord Financial Corporation, previously a Nevada corporation, owns 90% or more of the capital stock of Millennium Group Holdings, Inc, a corporation incorporated on the 31ST day of December, 1997, pursuant to the provisions of the General Corporation Law of the State of Delaware, and that Concord Financial Corporation, by a resolution of its Board of Directors duly adopted at a meeting held on the 9th day of March, 1998, determined to and did merge into itself said Millennium Group Holdings Inc. which resolution is in the following words to wit:

WHEREAS Concord Financial Corporation owns 90% or more of the outstanding stock of Millennium Group Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, and

WHEREAS Concord Financial Corporation, desires to merge into itself the said Millennium Group Holdings, Inc., and to be possessed of all the estate, property, rights, privileges, and franchises of Millennium Group Holdings, Inc., and

WHEREAS Concord Financial Corporation, desires to change its domicile from the State of Nevada to the State of Delaware, and has in fact filed a Change of Domicile Certificate of Incorporation with the Delaware Secretary of State,

NOW, THEREFORE, BE IT RESOLVED, that Concord Financial Corporation merges into itself said Millennium Group Holdings, Inc. and assumes all of its liabilities and obligations, and

BE IT FURTHER RESOLVED, that an authorized officer of Concord Financial Corporation be and he is hereby directed to make and execute a certificate of ownership setting forth a copy of the resolution to merge said Millennium Group Holdings, Inc. and assume its liabilities and obligations, and the date of adoption thereof, and to file the same in the office of the Secretary of State of Delaware, and a certified copy thereof in the office of the recorder of deeds of New Castle County;

BE IT FURTHER RESOLVED that the officers of Concord Financial Corporation be and they are hereby authorized and directed to do all acts and things whatsoever, whether within or without the State of Delaware; which may be in any way necessary or proper to effect said merger.

BE IT FURTHER RESOLVED, that Concord Financial Corporation relinquishes its corporate name and assumes in place thereof the name Millennium Group Holdings, Inc. That Millennium Group Holdings, Inc. relinquishes its name to Concord Financial Corporation and consents to Concord Financial Corporation use of the name Millennium Group Holdings, Inc. in perpetuity.

BE IT FURTHER RESOLVED, that as long as Robert Felleman ("Felleman") is an officer of Concord Financial Corporation, or as long as Felleman is otherwise deemed to be an "affiliate" of the company (as the term is defined under the rules and regulations promulgated by the United States Securities and Exchange Commission ("SEC") or pursuant to interpretations of the SEC or its staff, any agreements or transactions (collectively the "Transactions") between(1) Concord Financial Corporation or any of its subsidiaries (hereafter collectively the "Company") on one hand, and (2) Felleman or any business, corporation or other entity directly or indirectly controlled by Felleman (collectively the "Other Entity") on the other hand, shall not be void, voidable or subject to attack or other challenge through a stockholder's derivative action, or other action by any stockholder of the Company or in a direct action by the Company. The term "action" includes but is not necessarily limited to any suit in law or in equity in which the issue is raised by a complaint, cross-claim, counterclaim, third party claim or otherwise. Each person acquiring shares of the Company's common stock, securities convertible into the Company's common stock or which otherwise give the holder the right to obtain shares of common stock consents to the Company engaging in any Transaction with such Other Entity notwithstanding the fact that it might be otherwise deemed to be a breach of an officer or director's fiduciary duty including the duty of loyalty. Nothing contained herein shall be deemed to limit any duty of candor or any right or remedy under any federal or state securities law.

BE IT FURTHER RESOLVED that the registered office for the corporation shall be located at Suite 606, 1220 N. Market St., Wilmington, DE 19801, County of New Castle. The name of the registered agent at such address is Registered Agents, Ltd.

BE IT FURTHER RESOLVED that the purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

BE IT FURTHER RESOLVED that the amount of total authorized capital stock of the corporation is 25,000,000 shares, par value $0.001 per share for a total capitalization of $25,000.00.

BE IT FURTHER RESOLVED that in furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, repeal and alter the by-laws of the corporation, subject to the power of the stockholders of the corporation to alter, repeal or make any by-law whether adopted by them or otherwise.

BE IT FURTHER RESOLVED that a director of the corporation shall not be liable to the corporation or its stockholders for monetary damages from breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Laws of the State

68-8

of Delaware as the same exists or may herein after be amended. Any modification, repeal or change of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

BE IT FURTHER RESOLVED that the corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in the Certificate of Incorporation, and other provisions authorized by the Laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Ownership Merging Millennium Group Holdings, Inc. into Concord Financial Corporation/ Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

Concord Financial Corporation consistent with these resolutions shall amend its certificate of incorporation changing its name from Concord Financial Corporation to Millennium Group Holdings, Inc.

IN WITNESS WHEREOF, said Concord Financial Corporation, has caused its corporate seal to be affixed and this certificate to be signed by Robert Felleman, its President, an authorized officer this 1st day of April, 1998.

By: Robert Felleman
Robert Felleman, President
Concord Financial Corporation,
hereinafter known as
Millennium Group Holdings, Inc.

CORPORATE RESOLUTION OF CONCORD FINANCIAL CORPORATION

At a meeting of the Board of Directors of Concord Financial Corporation, it is hereby resolved that Concord Financial Corporation approve and adopt the merger of Millennium Group Holdings, Inc. into Concord Financial Corporation. This resolution adopted May 12, 1998.

Signed,

Robert Felleman

Robert Felleman,
Chairman
Board of Directors
Concord Financial Corporation

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 07/22/1999
991302376 - 2902574

68-10

STATE *of* DELAWARE
CERTIFICATE *of* AMENDMENT *of*
CERTIFICATE *of* INCORPORATION

- **First:** That at a meeting of the Board of Directors of Concord Financial Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

  Resolved, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "1" so that, as amended, said Article shall be and read as follows:

  "The name of the corporation shall be changed from Concord Financial Corporation to Millennium Group Holdings, Inc."

- **Second:** That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
- **Third:** That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
- **Fourth:** That the capital of said corporation shall not be reduced under or by reason of said amendment.

BY: [signature]
(Authorized Officer)

NAME: Robert Felleman
(Type or Print)

Certificate of Amendment
of
Certificate of Incorporation

Millenium Group Holdings, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Millenium Group Holdings, Inc., the following resolution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

The total number of shares of stock which the corporation shall have authority to issue is one hundred million (100,000,000). All such shares are to be with a par value of $0.001 and are to be of one class.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the Stockholders of said corporation was duly called and held, upon notice in accordance with Section 242 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS THEREOF, said Millenium Group Holdings, Inc., has caused this certificate to be signed by the President, Robert M. Felleman, this 7th day of September, 1999.

By: [signature]
Robert M. Felleman, President

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 09/07/1999
991373014 - 2902574

68-12

02/26/2008 13:22 FAX 001

02/26/2008 13:10 9727315121

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:29 PM 02/26/2008
FILED 02:29 PM 02/26/2008
SRV 080226578 - 2902574 FILE

STATE OF DELAWARE
CERTIFICATE FOR RENEWAL AND REVIVAL OF CHARTER

The corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1. The name of this corporation is Millennium Group Holdings, Inc.
2. Its registered office in the State of Delaware is located at 1220 N Market Street (street), City of Wilmington Zip Code 19801 County of New Castle the name of its registered agent is Registered Agents, LTD.
3. The date of filing of the original Certificate of Incorporation in Delaware was 05/12/1998
4. The date when restoration, renewal, and revival of the charter of this company is to commence is the 28th day of February 2001, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.
5. This corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 2001, at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters the last and acting authorized officer hereunto set his/her hand to this certificate this 26th day of February A.D. 2008.

By: [signature]
Authorized Officer

Name: Doug Davis
Print or Type

Title: CEO

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:
FIRST: That at a meeting of the Board of Directors of
Millennium Group Holdings, Inc,
Resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting fourth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "1" so that, as amended, said Article shall be and read as follows:

-The authorized stock for this company shall be 700,000,000 shares that shall consist of 699,999,999 shares of common stock with a par value of .001, and 1 preferred share with a par value of .001; the preferred stock designation is Attachment "A".
-Effect a 900:1 reverse split with all fractional shares rounded up.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 25th day of February, 2008.

By: [signature]
Title: CEO
Name: Doug Davis

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:30 PM 02/26/2008
FILED 02:30 PM 02/26/2008
SRV 080292814 - 2902574 FILE

68-14

Attachment A

Millennium Group Holdings, Inc.

CERTIFICATE OF DESIGNATION
OF CLASS A CONVERTIBLE PREFERRED STOCK

Pursuant to Title 8, Chapter 5§152 of Delaware Corporate Law ("DCL"), the undersigned, Millennium Group Holdings, Inc. (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, DOES HEREBY CERTIFY:

That pursuant to the authority given to the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation, as amended, (the "Certificate of Incorporation"), and in accordance with the provisions of Title 8, Chapter 5§152 of the DCL, the Board of Directors of the Corporation, on February 18th, 2008, adopted the following resolution creating a Class of Preferred Stock designated as Class A Convertible Preferred Stock.

RESOLVED that, pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the DCL of the State of Delaware and the provisions of the Certificate of Incorporation, a class of Class A preferred stock, par value $.001 per share, of the Corporation is hereby created and that the designation and number of shares thereof and the voting powers, preferences, limitations, restrictions and relative rights of the shares of such Class A preferred stock are as follows:

<u>CLASS A CONVERTIBLE PREFERRED STOCK</u>

1. <u>Designation and Amount</u>. The designation of this class of capital stock shall be "Class A Convertible Preferred Stock," par value $.001 per share (the "Class A Stock"). The number of shares, powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions, if any, of the Class A Stock shall be as set forth herein. The number of authorized shares of the Class A Stock is 1 share. The term "Preferred Stock" shall mean the Class A Stock and any other class of preferred stock that the Board of Directors may establish in accordance with the Certificate of Incorporation.

2. <u>Ranking</u>. The Corporation's Class A Stock shall rank, as to dividends and upon Liquidation (as defined in Section 4(b) hereof), senior and prior to the Corporation's common stock, par value $0.001 per share (the "Common Stock") and to all other classes or class of stock issued by the Corporation, except as otherwise approved by the affirmative.

3. <u>Dividend Provisions</u>. The holders of shares of Class A Stock have no dividend rights except as may be declared by the Board of Directors of the Corporation in its sole and absolute discretion, out of funds legally available for that purpose.

4. Liquidation Rights.

4(a) With respect to rights on Liquidation (as defined in Section 4(b) hereof), the Class A Stock shall rank senior and prior to the Corporation's Common Stock and to all other classes or series of stock issued by the Corporation, except as otherwise approved by the affirmative vote or consent of the holders of at least a majority of Class A Stock outstanding pursuant to Section 6(a) hereof.

4(b) In the event of any liquidation, dissolution or winding-up of the affairs of the Corporation (collectively, a "Liquidation"), the sole participation to which the holders of shares of Class A Stock then outstanding (the "Class A Stockholders") shall be entitled, out of the assets of the Corporation legally available for distribution to its stockholders, whether from capital, surplus or earnings, to receive, before any payment shall be made to the holders of Common Stock or any other class or series of stock ranking on Liquidation junior to such Class A Stock, an amount per share equal to $1.00. If upon any such Liquidation of the Corporation, the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class A Stock the full amount to which they shall be entitled, the holders of shares of Class A Stock and any class or series of stock ranking on liquidation on a parity with the Class A Stock shall share pari passu in any distribution of the remaining assets and funds of the Corporation in proportion to the respective liquidation amounts of the Preferred Stock that would otherwise be payable to the holders of Preferred Stock with respect to the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

5. Voting. The Class A Stockholders shall be entitled to 51% of the common votes for each share of Class A Stock held on any matters requiring a shareholder vote of the Corporation; this can not be changed, modified, altered, revoked, or canceled with out a majority shareholder vote.

6. Conversion.

6(a) Any Class A Stockholder shall have the right, at any time from the date of issuance, to convert any or all of its Class A Stock into 4 shares of fully paid and nonassessable shares of Common Stock for each share of Class A Stock so converted. In any event, holders of Class A Stock will have the right to convert as described in this Section 6 upon an initial or secondary public offering of Common Stock by the Corporation or in the event of a change in control as defined in the Rules and Regulations of the Securities and Exchange Commission.

6(b)(i) Any Class A Stockholder may exercise the right to convert such shares into Common Stock pursuant to this Section 6 by delivering to the Corporation during regular business hours, at the office of the Corporation or any transfer agent of the Corporation or at such other place as may be designated by the Corporation, the certificate or certificates for the shares to be converted (the "Class A Preferred Certificate"), duly endorsed or assigned in blank to the Corporation (if required by it).

6(b)(ii) Each Class A Preferred Certificate shall be accompanied by written notice stating that such holder elects to convert such shares and stating the name or names (with address) in which the certificate or certificates for the shares of Common Stock (the "Common Certificate") are to be issued. Such conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to herein as the "Conversion Date."

6(b)(iii) As promptly as practicable thereafter, the Corporation shall issue and deliver to or upon the written order of such holder, at the place designated by such holder, a certificate or certificates for the number of shares of Common Stock to which such holder is entitled.

6(b)(iv) The person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a holder of record of Common Stock on the applicable Conversion Date, unless the transfer books of the Corporation are closed on such Conversion Date, in which event the holder shall be deemed to have become the stockholder of record on the next succeeding date on which the transfer books are open, provided that the Conversion Price shall be that Conversion Price in effect on the Conversion Date.

6(b)(v) Upon conversion of only a portion of the number of shares covered by a Class A Preferred Certificate, the Corporation shall issue and deliver to or upon the written order of the holder of such Class A Preferred Certificate, at the expense of the Corporation, a new certificate covering the number of shares of the Class A Stock representing the unconverted portion of the Class A Preferred Certificate, which new certificate shall entitle the holder thereof to all the rights, powers and privileges of a holder of such shares.

6(c) The Corporation shall pay all documentary, stamp or other transactional taxes attributable to the issuance or delivery of shares of capital stock of the Corporation upon conversion of any shares of Class A Stock; provided, however, that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the Class A Stockholder in respect of which such shares of Class A Stock are being issued.

6(d) The Corporation shall reserve out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the Class A Stock sufficient shares of Common Stock to provide for the conversion of all outstanding shares of Class A Stock.

6(e) All shares of Common Stock which may be issued in connection with the conversion provisions set forth herein will, upon issuance by the Corporation, be validly issued, fully paid and nonassessable, not subject to any preemptive or similar rights and free from all taxes, liens or charges with respect thereto created or imposed by the Corporation.

 68-17

7. Certain Covenants.

Any registered holder of Class A Stock may proceed to protect and enforce its rights and the rights of such holders by any available remedy by proceeding at law or in equity to protect and enforce any such rights, whether for the specific enforcement of any provision in this Certificate of Designation or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

8. Notice to the Corporation. All notices and other communications required or permitted to be given to the Corporation hereunder shall be made by first-class mail, postage prepaid, to the Corporation at the following address:

Millennium Group Holdings, Inc.
9741 Preston Rd.
Suite 200
Frisco, TX 75034

Any notice to the stockholders shall be made to their address as set forth on the books and records of the Corporation, and or Transfer Agent.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Designation to be duly executed on behalf of the Corporation effective February 8th, 2008.

Millennium Group Holdings, Inc.

Name: Doug Davis
Title: CEO

68-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:47 PM 02/25/2008
FILED 07:47 PM 02/25/2008
SRV 080220320 - 2902574 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Millennium Group Holdings, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "1" so that, as amended, said Article shall be and read as follows:

Ronn Motor Company

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 25nd day of February, 2008.

By: [signature]
Authorized Officer

Title: CEO

Name: Doug Davis
Print or Type

EXHIBIT 2

Bylaws of Ronn Motor Company, Inc.

AMENDED AND RESTATEDS BY LAWS

OF

RONN MOTORCOMPANY, INC.

A Delaware Corporation

ARTICLE 1

Offices

Section 1. The registered office of this corporation shall be in the City of Horseshoe Bay, State of Texas.

Section 2. The corporation may also have offices at such other places both within and without the State of Texas as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE 2

Meetings of Stockholders

Section 1. All annual meetings of the stockholders shall be held at a location within or without the State of Texas as the Directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Texas as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2. Annual meetings of the stockholders shall be held on the 20th day of September each year, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 3. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the President, by resolution of the Board of Directors, or at the request in writing of stockholders owning at least ten percent (10%) of the entire capital stock of the corporation then issued and outstanding and entitled to vote. Such request shall state with particularity the purpose of the proposed meeting.

Section 4. Notices of meetings shall be in writing and signed by the President, any Vice-President or the Secretary or an Assistant Secretary, or by such other person or persons as the Directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without the State of Texas, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before such meeting. If mailed, it shall be directed to a stockholder at such stockholder's last known address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to an officer of a corporation or association or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting, it shall not be necessary to deliver or mail such notice of the meeting to the transferee.

Section 5. Business transactions at any special meeting of stockholders shall be limited to the purpose stated in the notice.

Section 6. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcements at the meeting, until a quorum shall be presented or represented. At such adjourned meetings at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 7. When a quorum is present or represented at any meeting, the vote of the holders of a majority of the shares of capital stock having voting power present in person or represented by proxy shall be sufficient to elect Directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statute or of the Certificate of Incorporation, a different vote shall govern and control the decision of such question.

Section 8. Each stockholder of record of the corporation shall be entitled at each meeting of the stockholders to one vote for each share standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for Directors and the vote upon any question before the meeting shall be by ballot.

Section 9. At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all the powers conferred by such written instruction upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be voted at a meeting of the stockholders unless it shall have been filed with the Secretary of the meeting when required by the inspectors of election. All questions regarding the qualifications of voters, the validity of proxies and the acceptance of or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer at the meeting.

Section 10. Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statute or the Certificate of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

ARTICLE 3

Directors

Section 1. The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 2. The number of Directors which shall constitute the whole board shall be not less than one and not more than nine. The number of Directors may from time to time be increased or decreased to not less than one or more than nine by action of the Board of Directors. The Directors shall be elected at the annual meeting of the stockholders and except as provided in Section 3 of this Article, each Director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 3. Vacancies in the Board of Directors including those caused by a decrease in the number of Directors, may be filed by a majority of the remaining Directors, though less than a quorum, or by a sole remaining Director, and each Director so elected shall hold office until his successor is elected at the next annual or a special meeting of the stockholders. A vacancy or vacancies on the Board of Directors shall be deemed to exist in case of death, resignation or removal of any Director, or if the authorized number of Directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any Director or Directors are elected to elect the full authorized number of Directors to be voted for at that meeting.

The stockholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors. If the Board of Directors accepts the resignation of a Director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective

ARTICLE 4

Meeting of the Board of Directors

Section 1. Regular meetings of the Board of Directors shall be held at any place within or without the State of Texas which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

Section 2. The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the Directors in order legally to constitute the meeting, provided a quorum is present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 3. Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

Section 4. Special meetings of the Board of Directors may be called by the Chairman or the President or by a majority of the Directors. Written notice of the time and place of special meetings shall be delivered personally to each Director, or sent to each Director by overnight courier, facsimile or electronic mail, with confirmation of receipt, delivery charges prepaid, addressed to such Director at the Director's address as it is shown upon the records of the corporation. If submitted via overnight courier, such notice must be submitted at least seventy-two (72) hours prior to the time of the holding of the meeting. If submitted via facsimile or electronic mail, such notice must be submitted at least forty-eight (48) hours prior to the time of the holding of the meeting.

Section 5. Notice of the time and place of holding an adjourned meeting need not be given to the absent Directors if the time and place is fixed at the adjourned meeting.

Section 6. The transaction of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though transacted at a meeting duly held after regular call and notice, if a quorum is present, and if, either before or after such meeting, each of the Directors signs a written waiver of notice, or a consent of holding such meeting, or affirmatively approves of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 7. The majority of the then existing Directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Certificate of Incorporation.

Section 8. A quorum of the Directors may adjourn any Directors meeting to meet again at stated day and hour; provided, however, that in the absence of a quorum, a majority of the Directors present at any Directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

69-5

ARTICLE 5

Committees of Directors

Section 1. The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of two or more of the Directors of the corporation which, to the extent provided in the resolution, shall and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

Section 2. The committee shall keep regular minutes of their proceedings and report the same to the Board of Directors.

Section 3. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

ARTICLE 6

Compensation of Directors

Section 1. The Directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors. No full time employee of the corporation shall be entitled to receive any remuneration or salary (other than reimbursement for reasonable expenses) from the corporation in connection with such employee's service as a member of the Board of Directors. No such payment shall preclude any Director from serving the corporation in any other capacity and receiving compensation therefore. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

ARTICLE 7

Notices

Section 1. Notices to Directors and stockholders shall be in writing and delivered personally or mailed to the Directors or stockholders at their addresses appearing on the books of the corporation. Notices may also be given by facsimile or electronic mail. Notice by mail, facsimile or electronic mail shall be deemed to be given at the time such notice is mailed or submitted.

Section 2. Whenever all parties entitled to vote at any meeting, whether of Directors or stockholders, consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting or oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the actions taken at such meeting shall be as valid as if such meeting had been regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent. If any meeting occurs for which proper advance written notice or consent has not been submitted or obtained, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid if approval of the actions taken is obtained by the written consent of a majority of Directors or shareholders attending such meeting.

Section 3. Whenever any notice is required to be given under the provisions of the Delaware General Business Corporation Law, the Certificate of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be sufficient to waive any defect of lack of advance notice.

ARTICLE 8

Officers

Section 1. The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any single person may hold two or more offices.

Section 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a Director, and shall choose a President, a Secretary and a Treasurer, none of whom need be Directors.

Section 3. The Board of Directors may appoint a Vice-Chairman of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 4. The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

Section 5. The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

<u>Section 6</u>. The <u>Chairman of the Board</u> shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

<u>Section 7</u>. The <u>Vice-Chairman</u> shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform other such duties as the Board of Directors may from time to time prescribe.

<u>Section 8</u>. The <u>President</u> shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

<u>Section 9</u>. The <u>Vice-Presidents</u> shall act under the direction of the President and in absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

<u>Section 10</u>. The <u>Secretary</u> shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and will perform other such duties as may be prescribed by the President or the Board of Directors.

<u>Section 11</u>. The <u>Assistant Secretaries</u> shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform other such duties and have such other powers as the President and the Board of Directors may from time to time prescribe.

<u>Section 12</u>. The <u>Treasurer</u> shall act under the direction of the President. Section Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all money and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

If required by the Board of Directors, the Treasurer shall give the corporation a bond in such sum and with such surety as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 13. The Assistant Treasurers in order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

ARTICLE 9

Certificates of Stock

Section 1. Every stockholder shall be entitled to have a certificate signed by the President or a Vice- President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned in the corporation. If the corporation shall be authorized to issue more than one class of stock or more that one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such stock.

Section 2. If a certificate is signed (a) by a transfer agent other than the corporation or its employees or (b) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signatures have been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

Section 3. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duty endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been compiled with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 5. The Board of Directors may fix in advance a date not exceeding sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date of the payment of any dividend, or the date of the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the termination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to give such consent, and in the such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote as such meeting, or any adjournment thereof, or to receive such payment of dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after such record date fixed as aforesaid.

Section 6. The corporation shall be entitled to recognize the person registered on its books as the owner of the share to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claims to or interest in such shares or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

ARTICLE 10

General Provisions

Section 1. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing and maintaining any property of the corporation, or for such other purpose as the Directors shall think conducive to the interests of the corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 4. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 5. The corporation may or may not have a corporate seal, as may be from time to time determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

ARTICLE 11

Indemnification

Every person who was or is a party or is a threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a Director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a Director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest legally permissible under the General Business Corporation Law of the State of Delaware from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such Directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any Bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the corporation, or is or was serving at the request of the corporation as a Director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

The Board of Directors may from time to time adopt further Bylaws with respect to indemnification and amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Business Corporation Law of the State of Delaware

ARTICLE 12

Amendments

Section 1. The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders; provided, notice of intention to amend and the proposed amendment shall have been contained in the notice of the meeting.

Section 2. The Board of Directors by a majority vote of a quorum of the Board at any meeting may amend these Bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time, via resolution duly adopted by majority vote at a meeting of stockholders in which a quorum is present, specify particulars of the Bylaws which shall not be amended by the Board of Directors.

APPROVED AND ADOPTED THIS 8th DAY OF SEPTEMBER, 2008.

CERTIFICATE OF THE SECRETARY

I, Ronn Maxwell, hereby certify that I am the Secretary of RONN MOTOR COMPANY, INC., and the foregoing Bylaws constitute the Bylaws of the corporation as duly adopted at a regular meeting of the Board of Directors of the corporation held on September 8, 2008.

____

Secretary of RONN MOTOR COMPANY

EXHIBIT 3

Form of Subscription Agreement

RONN MOTOR COMPANY, INC.

SUBSCRIPTION AGREEMENT

Ronn Motor Company, Inc.
4305 FM 2147 West
Marble Falls, TX 78657
Attn: Ron Maxwell, President

Mr. Maxwell:

I represent and warrant to Ronn Motor Company, Inc., a Delaware corporation (the "Company") that I am an "accredited investor" and a "sophisticated and knowledgeable person" and I hereby subscribe for the number of Shares or Company common stock, par value $0.001 per share (the "Shares") and tender herewith payment of the full amount therefor at a price of $0.30 per share, as set forth on the signature page hereof.

In addition, and in connection with my subscription for the Shares, I hereby agree, represent and warrant with and to Company, the following:

1. By executing this Subscription Agreement, I have committed myself to become a holder of Common Stock, par value $0.001 per share, of the Company. I understand that subscriptions for Shares must be in blocks of 100 Shares or $30 per block of Shares unless the Company expressly permits, in writing, a subscription for fewer than 100 Shares.

2. I am a citizen of the United States and a resident of the state set forth in my address below, and I have no present intention of becoming a resident of any other state or jurisdiction.

3. I am acquiring the Shares for my own investment and not with a view to or for the subdivision, resale, distribution or fractionalization thereof. I have no contract, undertaking, or arrangement with any person to sell, transfer, or pledge to any person the Shares for which I hereby subscribe or any part thereof, and I have no present plans to enter into any such contract, undertaking, agreement or arrangement.

4. I have been furnished, prior to the date hereof, with a copy of the Offering Circular, and the Company has made available to me the opportunity to ask questions of, receive answers and to obtain any additional information necessary to satisfy myself as to the accuracy of the information set forth in the Offering Circular and the exhibits thereto, and I did receive all such information, to my satisfaction, concerning the terms and conditions of this Offering.

5. I confirm that I am an "accredited investor" as such term is defined in Rule 501 of Regulation A promulgated by the United States Securities and Exchange Commission and I affirm that I have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of this investment.

6. I recognize that an investment in the Shares and in an oil and gas exploration and development company involves a high degree of risk and I have carefully read and understand the Offering Circular section entitled "RISK FACTORS."

7. I am able to bear the economic risk of this investment, including a complete loss thereof and funds represented by this investment are not required for current needs and personal contingencies. I am able to bear the economic risk of this investment for an indefinite period of time.

8. My commitments to all investments which are not readily marketable bear a reasonable relationship to my net worth.

9. I have been advised to consult with my own legal, financial and tax advisors regarding the legal, financial and tax implications of an investment in the Shares.

10. I understand that the Shares will be deemed to be registered on Form 1-A under the Securities Act of 1933, as amended, and that transactions in the Shares are currently reported on the Over-the-Counter "Pink Sheet." There is no assurance that the Shares will be listed on and trading under a national securities exchange or that a public trading market will develop for the Shares.

11. I represent that I have not distributed the Offering Circular to anyone other than my representative(s), if any, and that no one other than my representative(s) and I have reviewed or used the Offering Circular.

12. All information that I have provided to the Company concerning myself, my financial position and my knowledge of financial and business matters is correct and complete as of the date set forth therein or as of the date of delivery to the Company, as appropriate, and if there should be any material change in such information, I will immediately provide the Company with such updated information.

13. I recognize that no representations, warranties, guarantees or other assurances regarding the success of the Company have been made to me, or with respect to the financial or tax consequences which may inure to the purchasers of the Shares.

14. I recognize that no assurances are or have been made regarding the approximate or exact length of time that I will be required to remain an owner of the Shares or regarding the percentage of profit, type or amount of consideration, or tax consequences to be realized, if any, by investing in the Shares.

15. I understand that neither the U.S. Securities and Exchange Commission nor the commissioner of securities of any state has made any finding or determination relating to the fairness of investment in the Shares and that neither the U.S. Securities and Exchange Commission nor any commissioner of securities of any state has recommended or endorsed the Offering Circular or the Shares. I further understand that any representation to the contrary is a criminal offense.

16. It is understood and agreed that this Subscription Agreement is made subject to the right of the Company to accept or reject this subscription for any reason in its sole discretion.

17. The foregoing representations and warranties are true and accurate as of the date hereof and shall be true and accurate as of the date of the acceptance of this Subscription Agreement by the Company. If, in any respect, such representations and warranties shall not be true and accurate prior to completion of the Offering, the undersigned shall give written notice to the Company.

18. The undersigned acknowledges and understands the meaning and legal consequences of the representations and warranties set forth herein and that the Company has relied or will rely upon such representations and warranties in connection with the sale of the Shares hereunder. The undersigned hereby agrees to indemnify and hold harmless the Company, its directors, officers, employees, agents and representatives from and against any and all loss, claim, damage, liability or expense, and any action in respect hereof, joint or several, to which any such person may become subject, due to or arising out of a breach of any

such representation or warranty, together with all reasonable costs and expenses (including attorneys' fees) incurred by any such person in connection with any action, suit, proceeding, demand, assessment or judgment incident to any of the matters so indemnified against. Notwithstanding the foregoing, however, no representation, warranty, acknowledgment or agreement made herein by the undersigned shall in any manner be deemed to constitute a waiver of any rights granted to him under federal or state securities laws. All representations and warranties contained in this Subscription Agreement, and the indemnification contained in this paragraph, shall survive the acceptance of this subscription and the issuance of the Shares.

[*Remainder of Page Intentionally Left Blank*]

SUBSCRIPTION AGREEMENT SIGNTURE PAGE

Subscriber's Name and Address:

____
____
____
____

Subscriber's Social Security or
Tax Identification Number:

____

Number of Shares: ___________________

Aggregate Purchase Price: $ ________________

Signature of Subscriber if Individual

____

Signature of Subscriber if a Corporation, Partnership, Trust or Estate

By: _____________________________________
Name:
Title:

Name of Company, Partnership, Trust or Estate:

____

State of Formation: __________________

APPROVAL AND ACCEPTANCE OF SUBSCRIPTION

RONN MOTOR COMPANY, INC.,
a Delaware corporation

By: ______________________________
Name: Ronn Maxwell
Title: President & CEO

EXHIBIT 4

Legal Opinion of Ferguson Davis, P.C.

71-1

FERGUSON DAVIS, P. C.
Attorneys & Counselors

November 5, 2009

Christopher A. Jiongo
cjiongo@dallasbusinesslaw.com
(972) 378-9111 (voice)
(972) 378-9115 (fax)

Ronn Motor Company, Inc.
4305 FM 2147
Marble Falls, TX 78657

Re: Ronn Motor Company, Inc. Registration on Form 1-A

Ladies and Gentlemen:

We have acted as counsel for Ronn Motor Company, Inc., a Delaware corporation (the "Company"), in connection with the preparation of the registration statement on Form 1-A (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the "Act"), relating to the offering of 7,500,000 shares of common stock by the Company and 2,500,000 shares of Company common stock on behalf of a certain selling shareholder.

In rendering the opinion set forth below, we have reviewed: (a) the Registration Statement and the exhibits attached thereto; (b) the Company's Articles of Incorporation; (c) the Company's Bylaws; (d) certain records of the Company's corporate proceedings as reflected in its minute books; and (e) such statutes, records and other documents as we have deemed relevant. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and conformity with the originals of all documents submitted to us as copies thereof. In addition, we have made such other examinations of law and fact, as we have deemed relevant in order to form a basis for the opinion hereinafter expressed.

Based upon the foregoing, we are of the opinion that the common stock to be sold by the Company and the selling shareholder is validly issued, fully paid and non-assessable. This opinion is based on Delaware general corporate law, which includes the statutory provisions, all applicable provision of the Delaware Constitution, and reported judicial decisions interpreting these laws.

Very truly yours,

FERGUSON DAVIS, P.C.

Christopher A. Jiongo

Christopher A. Jiongo, Esq.

71-2

FERGUSON DAVIS, P. C.
Attorneys & Counselors

November 5, 2009

Christopher A. Jiongo
cjiongo@dallasbusinesslaw.com
(972) 378-9111 (voice)
(972) 378-9115 (fax)

Ronn Motor Company, Inc.
4305 FM 2147
Marble Falls, TX 78657

Re: Ronn Motor Company, Inc. Registration on Form 1-A

Ladies and Gentlemen:

We hereby consent to the use of this opinion as an Exhibit to the Registration Statement and to all references to this Firm under the Registration Statement on Form 1-A filed by Ronn Motor Company, Inc.

Very truly yours,

FERGUSON DAVIS, P.C.

Christopher A. Jiongo

Christopher A. Jiongo, Esq.